Registration No.  333-73343
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 334

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective on May 28, 1999 at 2:00 p.m. pursuant to Rule
     487.
                ________________________________



            The Dow (sm) Target 5 Portfolio, June 1999 Series
            The Dow (sm) Target 10 Portfolio, June 1999 Series
                  Target 25 Portfolio, June 1999 Series
              Target Small-Cap Portfolio, June 1999 Series
              Global Target 15 Portfolio, June 1999 Series
             European Target 20 Portfolio, June 1999 Series
              The S&P Target 10 Portfolio, June 1999 Series
            The Nasdaq Target 15 Portfolio, June 1999 Series

                                 FT 334

FT 334 consists of eight separate unit investment trusts each of which is listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust contains a portfolio of common stocks ("Securities") selected by applying a specialized strategy. The objective of each Trust is to provide an above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   First Trust (registered trademark)

                             1-800-621-9533


               The date of this prospectus is May 28, 1999

                       Table of Contents

Summary of Essential Information                           3
Fee Table                                                  5
Report of Independent Auditors                             7
Statements of Net Assets                                   8
Schedules of Investments                                  10
The FT Series                                             18
Portfolios                                                19
Risk Factors                                              21
Hypothetical Performance Information                      23
Public Offering                                           27
Distribution of Units                                     29
The Sponsor's Profits                                     30
The Secondary Market                                      30
How We Purchase Units                                     30
Expenses and Charges                                      31
Tax Status                                                31
Retirement Plans                                          34
Rights of Unit Holders                                    34
Income and Capital Distributions                          35
Redeeming Your Units                                      36
Reinvesting in a New Trust                                37
Removing Securities from a Trust                          37
Amending or Terminating the Indenture                     38
Information on the Sponsor, Trustee and Evaluator         39
Other Information                                         40

                   Summary of Essential Information


                    At the Opening of Business on the
                  Initial Date of Deposit-May 28, 1999


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                           The Dow (sm)     The Dow (sm)
                                                           Target 5         Target 10        Target 25        Target Small-Cap
                                                           Portfolio        Portfolio        Portfolio        Portfolio, June
                                                           June 1999 Series June 1999 Series June 1999 Series 1999 Series
                                                           ________________ ________________ ________________ ________________

Initial Number of Units (1)                                    15,003           14,990           15,000           15,007
Fractional Undivided Interest in the Trust per Unit (1)      1/15,003         1/14,990         1/15,000         1/15,007
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities
     per Unit (2)                                          $    9.900       $    9.900       $    9.900       $    9.900
   Maximum Sales Charge of 2.75% of the Public Offering
     Price per Unit (2.778% of the net amount invested,
     exclusive of the deferred sales charge) (3)           $     .275       $     .275       $     .275       $     .275
   Less Deferred Sales Charge per Unit                     $    (.175)      $    (.175)      $    (.175)      $    (.175)
   Public Offering Price per Unit (4)                      $   10.000       $   10.000       $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit (5)            $    9.725       $    9.725       $    9.725       $    9.725
Redemption Price per Unit (based on aggregate
   underlying value of Securities less the
   deferred sales charge) (5)                              $    9.725       $    9.725       $    9.725       $    9.725
Estimated Net Annual Distributions per Unit (6)            $    .2534       $    .2491       $    .2497       $     N.A.
Cash CUSIP Number                                          30264W 149       30264W 164       30264W 180       30264W 206
Reinvestment CUSIP Number                                  30264W 156       30264W 172       30264W 198       30264W 214
Security Code                                                   56896            56898            56900            56902

First Settlement Date                                 June 3, 1999
Rollover Notification Date                            June 1, 2000
Special Redemption and Liquidation Period             June 15, 2000 to June 30, 2000
Mandatory Termination Date (7)                        June 30, 2000
Income Distribution Record Date                       Fifteenth day of June and December, commencing December 15, 1999.
Income Distribution Date (6)                          Last day of June and December, commencing December 31, 1999.

______________

See "Notes to Summary of Essential Information" on page 4.

                    Summary of Essential Information


                    At the Opening of Business on the
                  Initial Date of Deposit-May 28, 1999


                       Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                          Global Target 15   European Target  The S&P Target   The Nasdaq Target
                                                          Portfolio, June    20 Portfolio     10 Portfolio     15 Portfolio
                                                          1999 Series        June 1999 Series June 1999 Series June 1999 Series
                                                          ________________   ________________ ________________ ________________
Initial Number of Units (1)                                   14,982             15,003           14,991           15,012
Fractional Undivided Interest in the Trust per Unit (1)     1/14,982           1/15,003         1/14,991         1/15,012
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities
     per Unit (2)                                         $    9.900         $    9.900       $    9.900       $    9.900
   Maximum Sales Charge of 2.75% of the Public Offering
     Price per Unit (2.778% of the net amount invested,
     exclusive of the deferred sales charge) (3)          $     .275         $     .275       $     .275       $     .275
   Less Deferred Sales Charge per Unit                    $    (.175)        $    (.175)      $    (.175)      $    (.175)
   Public Offering Price per Unit (4)                     $   10.000         $   10.000       $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit (5)           $    9.725         $    9.725       $    9.725       $    9.725
Redemption Price per Unit (based on aggregate underlying
   underlying value of Securities less the
   deferred sales charge) (5)                             $    9.725         $    9.725       $    9.725       $    9.725
Estimated Net Annual Distributions per Unit (6)           $    .3552         $    .3168       $     N.A.       $      N.A.
Cash CUSIP Number                                         30264W 222         30264W 248       30264W 263       30264W 289
Reinvestment CUSIP Number                                 30264W 230         30264W 255       30264W 271       30264W 297
Security Code                                                  56904              56906            56908            56910

First Settlement Date                                 June 3, 1999
Rollover Notification Date                            June 1, 2000
Special Redemption and Liquidation Period             June 15, 2000 to June 30, 2000
Mandatory Termination Date (7)                        June 30, 2000
Income Distribution Record Date                       Fifteenth day of June and December, commencing December 15, 1999.
Income Distribution Date (6)                          Last day of June and December, commencing December 31, 1999.

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on June 1, 1999, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security, with the exception of the Securities in The Dow (sm) Target 10 Portfolio, is valued at its last closing sale price on the relevant stock exchange on the business day prior to the Initial Date of Deposit. The Securities in The Dow (sm) Target 10 Portfolio are valued at the opening sale prices on the New York Stock Exchange on the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. The U.S. dollar value of foreign Securities trading in non-U.S. currencies is determined by converting the value of the foreign Securities to their U.S. dollar equivalent based on the offering side of the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit or, in the case of The Dow (sm) Target 10 Portfolio, the Public Offering Price reflects the value of the Securities on the Initial Date of Deposit. No investor will purchase Units at this price. Additional Units may be created during the day of the Initial Date of Deposit which, along with the Units described above, will be valued as of the Evaluation Time on the Initial Date of Deposit and sold to investors at the Public Offering Price per Unit based on this valuation. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After the Initial Date of Deposit, the Public Offering Price per Unit will include a pro rata share of any accumulated dividends on the Securities.

(5) During the initial offering period the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After the initial offering period, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) The actual net annual distributions per Unit you receive will vary from that set forth above with changes in a Trust's fees and expenses, dividends received, currency exchange rates, foreign withholding and with the sale of Securities. See "Fee Table" and "Expenses and Charges." Dividend yield was not a selection criteria for the Target Small-Cap Portfolio, The S&P Target 10 Portfolio or The Nasdaq Target 15 Portfolio. At the Rollover Notification Date for Rollover Unit holders or upon termination of a Trust for other Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders. We will distribute money from the Capital Account monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account as part of the final liquidation distribution.

(7) See "Amending or Terminating the Indenture."

                            Fee Table

This Fee Table describes the fees and expenses that you may pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although the Trusts have a term of approximately 13 months and are unit investment trusts rather than mutual funds, this information allows you to compare fees, assuming that when each Trust terminates, the principal amount and distributions are rolled over into a New Trust, and you pay only the deferred sales charge.

                                                         THE DOW (SM)             THE DOW (SM)
                                                         TARGET 5 PORTFOLIO       TARGET 10 PORTFOLIO        TARGET 25 PORTFOLIO
                                                         JUNE 1999 SERIES         JUNE 1999 SERIES           JUNE 1999 SERIES
                                                         ___________________      ____________________       ___________________
UNIT HOLDER TRANSACTION EXPENSES
  (as a percentage of public offering price)
Initial sales charge imposed on purchase                 1.00%(a)    $ .100       1.00%(a)       $ .100      1.00%(a)    $ .100
Deferred sales charge                                    1.75%(b)      .175       1.75%(b)         .175      1.75%(b)      .175
                                                         ______      ______       ______         ______      ______      ______
Maximum sales charge                                     2.75%       $ .275       2.75%          $ .275      2.75%       $ .275
                                                         ======      ======       ======         ======      ======      ======
Maximum sales charge imposed on reinvested dividends     1.75%(c)    $ .175       1.75%(c)       $ .175      1.75%(c)    $ .175
                                                         ======      ======       ======         ======      ======      ======
ORGANIZATION COSTS
   (as a percentage of public offering price)
Estimated organization costs                             .130%(d)    $.0130       .140%(d)       $.0140      .225%(d)    $.0225
                                                         ======      ======       ======         ======      ======      ======
ESTIMATED ANNUAL TRUST OPERATING EXPENSES
     (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
     and evaluation fees                                 .050%       $.0050       .050%          $.0050      .060%       $.0060
Trustee's fee and other operating expenses               .094%(e)     .0094       .094%(e)        .0094      .082%        .0082
                                                         ______      ______       ______         ______      ______      ______
   Total                                                 .144%       $.0144       .144%          $.0144      .142%       $.0142
                                                         ======      ======       ======         ======      ======      ======

                                                         TARGET SMALL-CAP         GLOBAL TARGET 15           EUROPEAN TARGET
                                                         PORTFOLIO                PORTFOLIO                  20 PORTFOLIO
                                                         JUNE 1999 SERIES         JUNE 1999 SERIES           JUNE 1999 SERIES
                                                         _________________        ____________________       _________________
UNIT HOLDER TRANSACTION EXPENSES
  (as a percentage of public offering price)
Initial sales charge imposed on purchase                 1.00%(a)    $ .100       1.00%(a)       $ .100      1.00%(a)    $ .100
Deferred sales charge                                    1.75%(b)      .175       1.75%(b)         .175      1.75%(b)      .175
                                                         ______      ______       ______         ______      ______      ______
Maximum sales charge                                     2.75%       $ .275       2.75%          $ .275      2.75%       $ .275
                                                         ======      ======       ======         ======      ======      ======
Maximum sales charge imposed on reinvested dividends     1.75%(c)    $ .175       1.75%(c)       $ .175      1.75%(c)    $ .175
                                                         ======      ======       ======         ======      ======      ======
ORGANIZATION COSTS
   (as a percentage of public offering price)
Estimated organization costs                             .225%(d)    $.0225       .150%(d)       $.0150      .180%(d)    $.0180
                                                         ======      ======       ======         ======      ======      ======
ESTIMATED ANNUAL TRUST OPERATING EXPENSES
     (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
     and evaluation fees                                 .060%       $.0060       .060%          $.0060      .060%       $.0060
Trustee's fee and other operating expenses               .082%        .0082       .172%           .0171      .203%        .0202
                                                         ______      ______       ______         ______      ______      ______
   Total                                                 .142%       $.0142       .232%          $.0231      .263%       $.0262
                                                         ======      ======       ======         ======      ======      ======

                                                         THE S&P TARGET           THE NASDAQ
                                                         10 PORTFOLIO             TARGET 15 PORTFOLIO
                                                         JUNE 1999 SERIES         JUNE 1999 SERIES
                                                         _________________        ___________________
UNIT HOLDER TRANSACTION EXPENSES
   (as a percentage of public offering price)
Initial sales charge imposed on purchase                 1.00%(a)    $ .100       1.00%(a)       $ .100
Deferred sales charge                                    1.75%(b)      .175       1.75%(b)         .175
                                                         ______      ______       ______         ______
Maximum sales charge                                     2.75 %      $ .275       2.75%          $ .275
                                                         ======      ======       ======         ======
Maximum sales charge imposed on reinvested dividends     1.75%(c)    $ .175       1.75%(c)       $ .175
                                                         ======      ======       ======         ======
ORGANIZATION COSTS
   (as a percentage of public offering price)
Estimated organization costs                             .170%(d)    $.0170       .170%(d)       $.0170
                                                         ======      ======       ======         ======
ESTIMATED ANNUAL TRUST OPERATING EXPENSES
     (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
    and evaluation fees                                  .060%       $.0060       .060%          $.0060
Trustee's fee and other operating expenses               .128%(e)     .0128       .098%(e)        .0098
                                                         ______      ______       ______         ______
   Total                                                 .188%       $.0188       .158%          $.0158
                                                         ======      ======       ======         ======

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

                                                         1 Year     3 Years    5 Years    10 Years
                                                         ______     _______    _______    ________
The Dow (sm) Target 5 Portfolio, June 1999 Series        $302       $721       $1,166     $2,397
The Dow (sm) Target 10 Portfolio, June 1999 Series        303        724        1,171      2,407
Target 25 Portfolio, June 1999 Series                     312        749        1,212      2,492
Target Small-Cap Portfolio, June 1999 Series              312        749        1,212      2,492
Global Target 15 Portfolio, June 1999 Series              313        753        1,220      2,507
European Target 20 Portfolio, June 1999 Series            319        772        1,251      2,570
The S&P Target 10 Portfolio, June 1999 Series             311        747        1,208      2,483
The Nasdaq Target 15 Portfolio, June 1999 Series          308        738        1,193      2,453

The example will not differ if you hold rather than sell your Units at the end of each period. The example does not reflect sales charges on reinvested dividends and other distributions. If these sales charges were included, your costs would be higher.

________________

(a) The amount of the initial sales charge will vary depending on the purchase price of your Units. The amount of the initial sales charge is actually the difference between the maximum sales charge (2.75% of the Public Offering Price) and the maximum remaining deferred sales charge (initially $.175 per Unit). When the Public Offering Price exceeds $10.00 per Unit the initial sales charge will exceed 1.00% of the Public Offering Price per Unit.

(b) The deferred sales charge is a fixed dollar amount equal to $.175 per Unit which will be deducted in ten monthly installments of $.0175 per Unit beginning July 20, 1999 and on the 20th day of each month thereafter (or the preceding business day if the 20th day is not a business day) through April 20, 2000. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change but the deferred sales charge on a percentage basis will be more than 1.75% of the Public Offering Price. If you purchase Units after the first deferred sales charge payment has been deducted, your purchase price will include both the initial sales charge and any remaining deferred sales charge payments.

(c) Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Income and Capital Distributions."

(d) You will bear all or a portion of the costs incurred in organizing your respective Trust. These estimated organization costs are included in the price you pay for your Units and will be deducted from the assets of a Trust at the end of the initial offering period.

(e) Includes estimated per Unit costs associated with a license fee as described in "Expenses and Charges."

                     Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 334


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 334, comprised of The Dow (sm) Target 5 Portfolio, June 1999 Series; The Dow (sm) Target 10 Portfolio, June 1999 Series; Target 25 Portfolio, June 1999 Series; Target Small-Cap Portfolio, June 1999 Series; Global Target 15 Portfolio, June 1999 Series; European Target 20 Portfolio, June 1999 Series; The S&P Target 10 Portfolio, June 1999 Series and The Nasdaq Target 15 Portfolio, June 1999 Series as of the opening of business on May 28, 1999. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on May 28, 1999. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 334, comprised of The Dow (sm) Target 5 Portfolio, June 1999 Series; The Dow
(sm) Target 10 Portfolio, June 1999 Series; Target 25 Portfolio, June 1999 Series; Target Small-Cap Portfolio, June 1999 Series; Global Target 15 Portfolio, June 1999 Series; European Target 20 Portfolio, June 1999 Series; The S&P Target 10 Portfolio, June 1999 Series and The Nasdaq Target 15 Portfolio, June 1999 Series, at the opening of business on May 28, 1999 in conformity with generally accepted accounting principles.


                               ERNST & YOUNG LLP


Chicago, Illinois
May 28, 1999

                    Statements of Net Assets

                                 FT 334


                    At the Opening of Business on the
                  Initial Date of Deposit-May 28, 1999


                                                The Dow (sm)        The Dow (sm)                             Target Small-Cap
                                                Target 5 Portfolio  Target 10 Portfolio Target 25 Portfolio  Portfolio, June
                                                June 1999 Series    June 1999 Series    June 1999 Series     1999 Series
                                                __________________  ___________________ ___________________  ______________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                $148,528            $148,407            $148,502             $148,572
Less liability for reimbursement to Sponsor
   for organization costs (3)                       (195)               (210)               (338)                (338)
Less liability for deferred sales charge (4)      (2,626)             (2,623)             (2,625)              (2,626)
                                                ________            ________            ________             ________
Net assets                                      $145,707            $145,574            $145,539             $145,608
                                                ========            ========            ========             ========
Units outstanding                                 15,003              14,990              15,000               15,007

ANALYSIS OF NET ASSETS
Cost to investors (5)                           $150,028            $149,906            $150,002             $150,073
Less maximum sales charge (5)                     (4,126)             (4,122)             (4,125)              (4,127)
Less estimated reimbursement to Sponsor
   for organization costs (3)                       (195)               (210)               (338)                (338)
                                                ________            ________            ________             ________
Net assets                                      $145,707            $145,574            $145,539             $145,608
                                                ========            ========            ========             ========

__________

See "Notes to Statements of Net Assets" on page 9.

                     Statements of Net Assets
                                 FT 334


                    At the Opening of Business on the
                  Initial Date of Deposit-May 28, 1999


                                                                                                            The Nasdaq
                                                Global Target 15    European Target 20  The S&P Target 10   Target 15
                                                Portfolio, June     Portfolio, June     Portfolio, June     Portfolio, June
                                                1999 Series         1999 Series         1999 Series         1999 Series
                                                ________________    __________________  _________________   ______________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                $148,322            $148,529            $148,413            $148,622
Less liability for reimbursement to Sponsor
   for organization costs (3)                       (225)               (270)               (255)               (255)
Less liability for deferred sales charge (4)      (2,622)             (2,626)             (2,623)             (2,627)
                                                ________            ________            ________            ________
Net assets                                      $145,475            $145,633            $145,535            $145,740
                                                ========            ========            ========            ========
Units outstanding                                 14,982              15,003              14,991              15,012

ANALYSIS OF NET ASSETS
Cost to investors (5)                           $149,820            $150,029            $149,913            $150,123
Less maximum sales charge (5)                     (4,120)             (4,126)             (4,123)             (4,128)
Less estimated reimbursement to Sponsor
   for organization costs (3)                       (225)               (270)               (255)               (255)
                                                ________            ________            ________            ________
Net assets                                      $145,475            $145,633            $145,535            $145,740
                                                ========            ========            ========            ========

______________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $1,600,000 will be allocated among each of the eight Trusts in FT 334, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0130, $.0140, $.0225, $.0225, $.0150, $.0180, $.0170 and $.0170 per Unit for
The Dow (sm) Target 5 Portfolio, The Dow (sm) Target 10 Portfolio, Target 25 Portfolio, Target Small-Cap Portfolio, Global Target 15 Portfolio,
European Target 20 Portfolio, The S&P Target 10 Portfolio and The Nasdaq Target 15 Portfolio, respectively. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied.
To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from a Trust ($.175 per Unit), payable to us in ten equal monthly installments beginning on July 20, 1999 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through April 20, 2000. If you redeem Units before April 20, 2000 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge) computed at the rate of 2.75% of the Public Offering Price (equivalent to 2.778% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public
Offering."

                          Schedule of Investments

            The Dow (sm) Target 5 Portfolio, June 1999 Series
                                 FT 334


                    At the Opening of Business on the
                  Initial Date of Deposit-May 28, 1999


                                                                   Percentage
Number                                                             of Aggregate    Market       Cost of          Current
of           Ticker Symbol and Name of                             Offering        Value per    Securities to    Dividend
Shares       Issuer of Securities (1)                              Price           Share        the Trust (2)    Yield (3)
______       __________________________                            ____________    _________    _____________    _________
536          CAT  Caterpillar Inc.                                  20%            $55.375      $ 29,681         2.17%
456          DD   E.I. du Pont de Nemours & Company                 20%             65.125        29,697         2.15%
432          EK   Eastman Kodak Company                             20%             68.813        29,727         2.56%
518          GT   Goodyear Tire & Rubber Company                    20%             57.375        29,720         2.09%
769          MO   Philip Morris Companies, Inc.                     20%             38.625        29,703         4.56%
                                                                   ____                         _________
                  Total Investments                                100%                         $148,528
                                                                   ====                         =========

_____________

See "Notes to Schedules of Investments" on page 17.

                       Schedule of Investments

           The Dow (sm) Target 10 Portfolio, June 1999 Series
                                 FT 334


                    At the Opening of Business on the
                  Initial Date of Deposit-May 28, 1999


                                                                   Percentage
Number                                                             of Aggregate   Market       Cost of             Current
of           Ticker Symbol and Name of                             Offering       Value per    Securities to       Dividend
Shares       Issuer of Securities (1)                              Price          Share        the Trust (2)       Yield (3)
______       _______________________________                       ____________   _________    ___________         _________
268          CAT  Caterpillar Inc.                                  10%           $ 55.313     $ 14,824            2.17%
160          CHV  Chevron Corporation                               10%             92.750       14,840            2.63%
228          DD   E.I. du Pont de Nemours & Company                 10%             65.438       14,920            2.14%
216          EK   Eastman Kodak Company                             10%             68.375       14,769            2.57%
189          XON  Exxon Corporation                                 10%             78.875       14,908            2.08%
209          GM   General Motors Corporation                        10%             71.000       14,839            2.82%
259          GT   Goodyear Tire & Rubber Company                    10%             57.375       14,860            2.09%
173          MMM  Minnesota Mining & Manufacturing                  10%             85.250       14,748            2.63%
110          JPM  J.P. Morgan & Company, Inc.                       10%            135.375       14,891            2.93%
384          MO   Philip Morris Companies, Inc.                     10%             38.563       14,808            4.56%
                                                                   _____                       ________
                  Total Investments                                100%                        $148,407
                                                                   =====                       ========

_____________

See "Notes to Schedules of Investments" on page 17.

                           Schedule of Investments

                  Target 25 Portfolio, June 1999 Series
                                 FT 334


                    At the Opening of Business on the
                  Initial Date of Deposit-May 28, 1999


                                                                      Percentage
Number                                                                of Aggregate Market      Cost of             Current
of        Ticker Symbol and                                           Offering     Value per   Securities to       Dividend
Shares    Name and Issuer of Securities (1)                           Price        Share       the Trust (2)       Yield (3)
______    _______________________________________                     ___________  _______     ___________         _________
211       AM        American Greetings Corporation (Class A)            4%         $ 28.125    $  5,934            2.70%
147       ASH       Ashland Inc.                                        4%           40.313       5,926            2.73%
226       CAG       ConAgra, Inc.                                       4%           26.250       5,932            2.72%
213       COC       Conoco Inc. (Class A)                               4%           27.875       5,937            2.73%
119       CBE       Cooper Industries, Inc.                             4%           50.063       5,957            2.64%
 49       DOW       Dow Chemical Company                                4%          121.625       5,960            2.86%
246       GY        GenCorp Inc.                                        4%           24.125       5,935            2.49%
147       GR        B.F. Goodrich Company                               4%           40.375       5,935            2.72%
159       HRS       Harris Corporation                                  4%           37.313       5,933            2.57%
183       HSC       Harsco Corporation                                  4%           32.375       5,925            2.78%
172       K         Kellogg Company                                     4%           34.625       5,956            2.71%
292       LPX       Louisiana-Pacific Corporation                       4%           20.313       5,931            2.76%
 98       PPG       PPG Industries, Inc.                                4%           60.688       5,947            2.50%
115       P         Phillips Petroleum Company                          4%           51.813       5,958            2.62%
126       RYN       Rayonier Inc.                                       4%           47.250       5,954            2.62%
110       RLM       Reynolds Metals Company                             4%           54.125       5,954            2.59%
246       R         Ryder System, Inc.                                  4%           24.188       5,950            2.48%
164       SNA       Snap-on Incorporated                                4%           36.125       5,924            2.44%
187       SWK       Stanley Works                                       4%           31.688       5,926            2.71%
126       TRW       TRW Inc.                                            4%           47.000       5,922            2.81%
 94       TX        Texaco Inc.                                         4%           62.875       5,910            2.86%
141       TNB       Thomas & Betts Corporation                          4%           42.250       5,957            2.65%
253       TNO       True North Communications Inc.                      4%           23.500       5,946            2.55%
201       MRO       USX-Marathon Group                                  4%           29.625       5,955            2.84%
 95       WY        Weyerhaeuser Company                                4%           62.500       5,938            2.56%
                                                                      _______                  ________
                          Total Investments                           100%                     $148,502
                                                                      =======                  ========

_____________

See "Notes to Schedules of Investments" on page 17.

                         Schedule of Investments

              Target Small-Cap Portfolio, June 1999 Series
                                 FT 334


                    At the Opening of Business on the
                  Initial Date of Deposit-May 28, 1999


Number                                                                         Percentage      Market      Cost of
of        Ticker Symbol and                                                    of Aggregate    Value per   Securities to
Shares    Name of Issuer of Securities (1)                                     Offering Price  Share       the Trust (2)
______    ________________________________                                     ______________  _______     ____________
 60       ABDR       Abacus Direct Corporation                                 2.97%           $73.625     $  4,418
208       ALSI       Advantage Learning Systems, Inc.                          3.15%            22.500        4,680
178       AFWY       American Freightways Corporation                          2.10%            17.500        3,115
146       AMES       Ames Department Stores, Inc.                              3.93%            39.969        5,835
106       ARDT       Ardent Software, Inc.                                     1.46%            20.438        2,166
 77       EWB        E.W. Blanch Holdings, Inc.                                3.27%            63.000        4,851
 89       CNMD       CONMED Corporation                                        2.00%            33.375        2,970
 80       CTS        CTS Corporation                                           3.04%            56.500        4,520
197       DIIG       DII Group, Inc.                                           4.11%            31.000        6,107
140       DNEX       Dionex Corporation                                        3.93%            41.750        5,845
 77       ELK        Elcor Corporation                                         2.12%            40.875        3,147
227       FM         Foodmaker, Inc.                                           4.09%            26.750        6,072
163       GVA        Granite Construction Incorporated                         3.12%            28.438        4,635
167       HH         Hooper Holmes, Inc.                                       2.02%            18.000        3,006
120       IDPH       IDEC Pharmaceuticals Corporation                          4.08%            50.500        6,060
174       INTV       InterVoice, Inc.                                          1.25%            10.688        1,860
 74       KRON       Kronos Incorporated                                       1.86%            37.375        2,766
171       LRW        Labor Ready, Inc.                                         4.07%            35.313        6,039
 96       MBRS       MemberWorks Incorporated                                  2.60%            40.250        3,864
204       METHA      Methode Electronics, Inc. (Class A)                       2.52%            18.375        3,749
101       MTNT       Metro Networks, Inc.                                      3.81%            56.000        5,656
 82       MUSE       Micromuse Inc.                                            2.29%            41.500        3,403
 74       MNC        Monaco Coach Corporation                                  1.49%            30.000        2,220
 65       NVR        NVR, Inc.                                                 2.09%            47.813        3,108
 81       SPWY       Penske Motorsports, Inc.                                  2.65%            48.500        3,929
 66       PERC       Perclose, Inc.                                            1.82%            41.000        2,706
 95       PVSW       Pervasive Software Inc.                                   1.07%            16.750        1,591
 65       PCLE       Pinnacle Systems, Inc.                                    2.23%            51.000        3,315
 95       PLA        Playboy Enterprises, Inc. (Class B)                       1.88%            29.375        2,791
 92       PLXS       Plexus Corporation                                        1.96%            31.594        2,907
176       PLCM       Polycom, Inc.                                             2.96%            25.000        4,400
164       PRGX       Profit Recovery Group International, Inc. (Class A)       4.08%            37.000        6,068
 58       PSDI       Project Software & Development, Inc.                      1.13%            29.000        1,682
 88       RESM       ResMed Inc.                                               1.67%            28.250        2,486
126       SAWS       Sawtek Inc.                                               3.35%            39.500        4,977
 72       TAGS       Tarrant Apparel Group                                     1.36%            28.125        2,025
 59       TQNT       TriQuint Semiconductor, Inc.                              1.36%            34.125        2,013
186       UTR        Unitrode Corporation                                      2.62%            20.938        3,894
106       URBN       Urban Outfitters, Inc.                                    1.72%            24.125        2,557
 44       ZOMX       Zomax Incorporated                                        0.77%            25.875        1,139
                                                                               _____                       ________
                             Total Investments                                  100%                       $148,572
                                                                               =====                       ========

_____________

See "Notes to Schedules of Investments" on page 17.

                       Schedule of Investments

              Global Target 15 Portfolio, June 1999 Series
                                 FT 334


                    At the Opening of Business on the
                  Initial Date of Deposit-May 28, 1999


                                                                      Percentage
Number                                                                of Aggregate   Market      Cost of        Current
of                                                                    Offering       Value per   Securities to  Dividend
Shares      Name of Issuer of Securities (1)                          Price          Share       the Trust (2)  Yield (3)
______      _______________________________                           ___________    ________    _____________  ________
            DJIA COMPANIES:
            _______________
   179      Caterpillar Inc.                                          6.68%          $55.375     $  9,912       2.17%
   152      E.I. du Pont de Nemours & Company                         6.67%           65.125        9,899       2.15%
   144      Eastman Kodak Company                                     6.68%           68.813        9,909       2.56%
   173      Goodyear Tire & Rubber Company                            6.69%           57.375        9,926       2.09%
   256      Philip Morris Companies, Inc.                             6.67%           38.625        9,888       4.56%

            FT INDEX COMPANIES:
            ___________________
 1,569      Blue Circle Industries Plc                                6.67%           6.308         9,897       4.14%
 1,389      British Airways Plc                                       6.68%           7.127         9,899       4.46%
 1,415      EMI Group Plc                                             6.67%           6.994         9,897       4.06%
 1,571      Marks & Spencer Plc                                       6.67%           6.300         9,897       4.19%
 1,468      Tate & Lyle Plc                                           6.68%           6.744         9,900       4.53%

            HANG SENG INDEX COMPANIES:
            _________________________
12,000      Amoy Properties Ltd.                                      6.78%           0.838        10,054       6.92%
 6,000      Great Eagle Holdings Ltd.                                 6.54%           1.618         9,706       3.59%
14,000      Henderson Investment Ltd.                                 6.45%           0.683         9,565       4.15%
 4,000      Hong Kong Telecommunications Ltd.                         6.38%           2.365         9,461       4.64%
 7,000      Hysan Development Co. Ltd.                                7.09%           1.502        10,512       3.18%
                                                                      _____                      ________
                 Total Investments                                     100%                      $148,322
                                                                      =====                      ========

_____________

See "Notes to Schedules of Investments" on page 17.

                        Schedule of Investments

             European Target 20 Portfolio, June 1999 Series
                                 FT 334


                    At the Opening of Business on the
                  Initial Date of Deposit-May 28, 1999


Number                                                                 Percentage     Market        Cost of         Current
of                                                                     of Aggregate   Value         Securities to   Dividend
Shares        Name of Issuer of Securities (1)                         Offering Price per Share     the Trust (2)   Yield (3)
______        ________________________________                         _____________  _______       ____________    ____________
  341         ABN AMRO Holding NV                                        5%           $ 21.805      $  7,435        2.76%
  363         Abbey National Plc                                         5%             20.457         7,426        3.19%
  183         BASF AG                                                    5%             40.473         7,406        4.15%
  187         Bayer AG                                                   5%             39.636         7,412        3.57%
  794         British American Tobacco Plc                               5%              9.350         7,424        4.40%
  513         CGU Plc                                                    5%             14.468         7,422        4.15%
  255         Commerzbank AG                                             5%             29.126         7,427        3.93%
   84         DaimlerChrysler AG                                         5%             88.371         7,423        3.97%
  708         Diageo Plc                                                 5%             10.492         7,428        2.96%
1,189         ENI SpA                                                    5%              6.243         7,423        2.60%
   25         Electrabel SA                                              5%            300.146         7,504        4.38%
  224         HSBC Holdings Plc                                          5%             33.120         7,419        3.17%
  584         Halifax Plc                                                5%             12.712         7,424        2.94%
  520         Iberdrola SA                                               5%             14.286         7,429        3.43%
1,179         Marks & Spencer Plc                                        5%              6.300         7,428        4.19%
  332         National Westminster Bank Plc                              5%             22.357         7,423        2.97%
  409         Repsol SA                                                  5%             18.134         7,417        2.54%
  503         Rio Tinto Plc                                              5%             14.756         7,422        3.73%
  131         Royal Dutch Petroleum Company                              5%             56.578         7,412        2.68%
  542         San Paolo-IMI SpA                                          5%             13.700         7,425        3.55%
                                                                       ____                         ________
                    Total Investments                                  100%                         $148,529
                                                                       ====                         ========

___________

See "Notes to Schedules of Investments" on page 17.

                        Schedule of Investments

              The S&P Target 10 Portfolio, June 1999 Series
                                 FT 334


                    At the Opening of Business on the
                  Initial Date of Deposit-May 28, 1999


                                                                                 Percentage
Number                                                                           of Aggregate   Market      Cost of
of         Ticker Symbol and                                                     Offering       Value per   Securities to
Shares     Name of Issuer of Securities (1)                                      Price          Share       the Trust (2)
______     _______________________________________                               ___________    ________    _____________
262        AA          Alcoa Inc.                                                 10%           $56.625     $ 14,836
263        EDS         Electronic Data Systems Corporation                        10%            56.438       14,843
275        FDX         FDX Corporation                                            10%            53.938       14,833
185        MOT         Motorola, Inc.                                             10%            80.063       14,812
307        PE          PECO Energy Company                                        10%            48.313       14,832
289        SLR         Solectron Corporation                                      10%            51.375       14,847
532        SPLS        Staples, Inc.                                              10%            27.938       14,863
268        YUM         Tricon Global Restaurants, Inc.                            10%            55.375       14,841
361        WMT         Wal-Mart Stores, Inc.                                      10%            41.125       14,846
629        WAG         Walgreen Co.                                               10%            23.625       14,860
                                                                                 ____                       ________
                             Total Investments                                   100%                       $148,413
                                                                                 ====                       ========

___________

See "Notes to Schedules of Investments" on page 17.

                         Schedule of Investments

            The Nasdaq Target 15 Portfolio, June 1999 Series
                                 FT 334


 At the Opening of Business on the Initial Date of Deposit-May 28, 1999


                                                                    Percentage
Number                                                              of Aggregate Market      Cost of        Market
of         Ticker Symbol and                                        Offering     Value per   Securities to  Capitalization
Shares     Name of Issuer of Securities (1)                         Price        Share       the Trust (2)  (in millions) (4)
______     ________________________________                         ___________  ________    _____________  _________________
 56        ADBE     Adobe Systems Incorporated                       2.81%       $ 74.500    $  4,172         4,545
178        ALTR     Altera Corporation                               4.24%         35.438       6,308         7,026
463        AMGN     Amgen Inc.                                      19.57%         62.813      29,082        32,160
128        AAPL     Apple Computer, Inc.                             3.75%         43.500       5,568         5,962
 69        BGEN     Biogen, Inc.                                     5.09%        109.563       7,560         8,212
 45        CMGI     CMGI Inc.                                        5.85%        193.375       8,702         9,027
 34        CNET     CNET, Inc.                                       2.29%        100.000       3,400         3,561
 67        CNTO     Centocor, Inc.                                   1.94%         43.063       2,885         3,053
 66        CMVT     Comverse Technology, Inc.                        2.92%         65.750       4,340         4,585
 52        EFII     Electronics for Imaging, Inc.                    1.70%         48.500       2,522         2,610
140        LLTC     Linear Technology Corporation                    5.09%         54.000       7,560         8,265
 53        SANM     Sanmina Corporation                              2.67%         74.875       3,968         4,277
632        SUNW     Sun Microsystems, Inc.                          24.98%         58.750      37,130        45,464
362        TLAB     Tellabs, Inc.                                   13.41%         55.063      19,933        21,559
125        XLNX     Xilinx, Inc.                                     3.69%         43.938       5,492         6,352
                                                                    ______                   ________
                         Total Investments                           100%                    $148,622
                                                                    ======                   ========

______________

                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. We entered into purchase contracts for the Securities on May 28, 1999. Each Trust has a mandatory termination date of June 30, 2000.

(2) The cost of the Securities to each Trust, with the exception of The
Dow (sm) Target 10 Portfolio, represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time) at the close of business on May 27, 1999, the business day prior to the Initial Date of Deposit. The cost of the Securities for The Dow (sm) Target 10 Portfolio was determined by the opening sale prices of the Securities on the New York Stock Exchange on May 28, 1999. The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our profit or loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:

                                                         Cost of
                                                         Securities     Profit
                                                         to Sponsor     (Loss)
                                                         __________     ______
The Dow (sm) Target 5 Portfolio, June 1999 Series        $148,481       $    47
The Dow (sm) Target 10 Portfolio, June 1999 Series        148,442           (35)
Target 25 Portfolio, June 1999 Series                     148,933          (431)
Target Small-Cap Portfolio, June 1999 Series              149,209          (637)
Global Target 15 Portfolio, June 1999 Series              148,047           275
European Target 20 Portfolio, June 1999 Series            147,870           659
The S&P Target 10 Portfolio, June 1999 Series             149,145          (732)
The Nasdaq Target 15 Portfolio, June 1999 Series          150,149        (1,527)

(3) Current Dividend Yield for each Security, with the exception of the Securities in The Dow(sm) Target 10 Portfolio, was calculated by dividing the most recent annualized ordinary dividend paid on a Security by that Security's closing sale price at the close of business on the business day prior to the Initial Date of Deposit. The Current Dividend Yield for each Security in The Dow(sm) Target 10 Portfolio was calculated by dividing the most recent annualized ordinary dividend paid on a Security by that Security's opening sale price on the New York Stock Exchange on May 28, 1999.

(4) Market capitalization is based on the market value as of the close of business on May 27, 1999.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created several similar yet separate investment companies which we have named the FT Series. We designate each of these investment company series, the FT Series, with a different series number.

YOU MAY GET MORE SPECIFIC DETAILS ON SOME OF THE INFORMATION IN THIS PROSPECTUS IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

What We Call the Trusts.

This FT Series consists of eight separate unit investment trusts known as:

- The Dow (sm) Target 5 Portfolio
- The Dow (sm) Target 10 Portfolio
- Target 25 Portfolio
- Target Small-Cap Portfolio
- Global Target 15 Portfolio
- European Target 20 Portfolio
- The S&P Target 10 Portfolio
- The Nasdaq Target 15 Portfolio

Trusts containing only domestic stocks may be called "Domestic Trusts" and those which contain foreign stocks may be called "International Trusts."

Mandatory Termination Date.

The Trusts will terminate on the Mandatory Termination Date, approximately 13 months from the date of this prospectus. This date is shown in "Summary of Essential Information." Each Trust was created under the laws of the State of New York according to a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into between Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

How We Created the Trusts.


On the Initial Date of Deposit, we deposited the Securities (fully backed by an irrevocable letter of credit of a financial institution) with the Trustee. In return for depositing the Securities, the Trustee delivered documents to us representing our ownership of the Trusts, in the form of units ("Units").



With the deposit of the contracts to buy the Securities on the Initial Date of Deposit we established a percentage relationship among the Securities in each Trust's portfolio, as stated under "Schedule of Investments" for each Trust. After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit) with instructions to buy more Securities, in order to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit, and not the percentage relationship existing on the day we are creating Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.



Since the prices of the underlying Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust will pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible.


An affiliate of the Trustee may receive these brokerage fees or the Trustee may, from time to time, retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. The Trusts will not, however, sell Securities to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if the Securities no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in a Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract. The Trustee must purchase the Replacement Securities within 20 days after it receives notice of a failed contract, and the purchase price may not be more than the amount of funds reserved for the purchase of the failed contract.

                       Portfolios

Objectives

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. Certain of the Trusts invest in stocks with high dividend yields. Investing in stocks with high dividend yields may be effective in achieving a Trust's investment objective. This is because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. Because the Trusts' lives are short, we cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

Each Trust's investment objective is to provide an above-average total return. Except for the Target Small-Cap Portfolio, The S&P Target 10 Portfolio and The Nasdaq Target 15 Portfolio, each Trust seeks to meet its objective through a combination of capital appreciation and dividend income. The Target Small-Cap Portfolio, The S&P Target 10 Portfolio and The Nasdaq Target 15 Portfolio each seek to meet their objective through capital appreciation. As discussed below, each Trust follows a different investment strategy to meet its objective.

Portfolio Strategies

The Target 5 Portfolio Strategy.

Step 1: We rank all 30 stocks contained in the Dow Jones Industrial Average ("DJIA") by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the ten highest dividend-yielding stocks from this group.

Step 3: From the ten stocks selected in Step 2, we select the five stocks with the lowest per share stock price for The Target 5 Portfolio.

The Target 10 Portfolio Strategy.

Step 1: We rank all 30 stocks contained in the DJIA by dividend yield as of the opening of business on the date of this prospectus.

Step 2: We then select the ten highest dividend-yielding stocks for The Target 10 Portfolio.

The Target 25 Portfolio Strategy.

Step 1: We select all dividend-paying stocks listed on the New York Stock Exchange ("NYSE") (excluding financial, transportation and utility stocks, American Depositary Receipts, limited partnerships and any stock included in the DJIA) as of two business days prior to the date of this prospectus.

Step 2: We then rank the stocks from highest to lowest market capitalization, and select the 400 highest market cap stocks.

Step 3: We rank the 400 stocks from highest to lowest dividend yield, and select the 75 highest dividend-yielding stocks.

Step 4: We take the remaining 75 stocks, discard the 50 highest dividend-yielding stocks, and select the remaining 25 stocks for the Target 25 Portfolio.

The Target Small-Cap Portfolio Strategy.

Step 1: We select the stocks of all U.S. corporations which trade on the NYSE, the American Stock Exchange ("AMEX") or The Nasdaq Stock Market ("Nasdaq") (excluding limited partnerships, American Depositary Receipts and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2: We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3: We next select stocks with positive three-year sales growth.

Step 4: From there we select those stocks whose most recent annual earnings are positive.

Step 5: We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6: We select the 40 stocks with the greatest price appreciation in the last 12 months on a relative market capitalization basis (highest to lowest) for the Target Small-Cap Portfolio.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation; and all steps apply monthly and rolling quarterly data instead of annual figures where possible.

The Global Target 15 Portfolio Strategy.

Step 1: We rank all stocks contained in the DJIA, the Financial Times Industrial Ordinary Share Index ("FT Index") and the Hang Seng Index by dividend yield as of the business day prior to the date of this prospectus in the case of DJIA stocks or three business days prior to the date of this prospectus in the case of FT Index or Hang Seng Index stocks.

Step 2: We select the ten highest dividend-yielding stocks in each respective index.

Step 3: We select the five stocks with the lowest per share stock price of the ten highest-dividend yielding stocks in each respective index as of their respective selection date for the Global Target 15 Portfolio.

Companies which, on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the Global Target 15 Portfolio Strategy.

European Target 20 Portfolio Strategy.

Step 1: We rank the 120 largest companies based on market capitalization which are headquartered in Austria, Belgium, Denmark, Finland, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain,
Sweden, Switzerland or the United Kingdom by dividend yield as of five business days prior to the date of this prospectus.

Step 2: We select the 20 highest dividend-yielding stocks for the European Target 20 Portfolio.

The S&P Target 10 Portfolio Strategy.

Step 1: We select the 250 largest companies based on market capitalization which are components of the Standard & Poor's 500
Composite Stock Price Index ("S&P 500 Index") as of two business days prior to the date of this prospectus.

Step 2: From the above list, the 125 companies with the lowest price to sales ratios are selected.

Step 3: The 10 companies which had the greatest 1-year stock price appreciation are selected for The S&P Target 10 Portfolio.

The Nasdaq Target 15 Portfolio Strategy.

Step 1: We select stocks which are components of the Nasdaq 100 Index as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best (1) to worst
(100)).

Step 2: We then numerically rank the stocks by six-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for The Nasdaq Target 15 Portfolio.

The stocks which comprise The Nasdaq Target 15 Portfolio are weighted by market capitalization subject to the restriction that no stock will comprise less than 1% or 25% or more of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

Companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of date of this prospectus have been excluded from the Target 25 Strategy Portfolio, Target Small-Cap Strategy Portfolio and The Nasdaq Target 15 Portfolio.

Please note that we applied each strategy at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different Securities.

"Dow Jones Industrial Average (sm)" "Dow" and "DJIA (sm)" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. Dow Jones does not endorse, sell or promote any of the Trusts, in particular, The Dow (sm) Target 5 Trust and The Dow (sm) Target 10 Trust. Dow Jones makes no representation regarding the advisability of investing in such products.

"S&P," "S&P 500," and "Standard & Poor's" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The S&P Target 10 Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Trust. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

The "Nasdaq 100(registered trademark)," "Nasdaq 100 Index(registered trademark)," and "Nasdaq(registered trademark)" are trade or service marks of The Nasdaq Stock Market, Inc. (which with its affiliates are the "Corporations") and are licensed for use by us. The Nasdaq Target 15 Portfolio has not been passed on by the Corporations as to its legality or suitability. The Nasdaq Target 15 Portfolio is not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to The Nasdaq Target 15 Portfolio.

Dow Jones, Standard & Poor's and The Nasdaq Stock Market, Inc., as well as the publishers of the Ibbotson Small-Cap Index, MSCI Europe Index, FT Index and Hang Seng Index, are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted above, none of the index publishers have given us a license to use their index nor have they approved of any of the information in this prospectus.

                      Risk Factors

Price Volatility. The Trusts invest in common stocks of U.S., and, for certain Trusts, foreign companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Trusts which use dividend yield as a selection criteria employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of the Trusts or that they will increase in value.

Certain Trusts (particularly the Target Small-Cap Portfolio) are concentrated in Securities issued by companies with market capitalizations of less than $1 billion. The share prices of these small-cap companies are often more volatile than those of larger companies. This is a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Financial Institutions Industry. The European Target 20 Portfolio is concentrated in financial institutions stocks. Such institutions are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, financial institutions are extensively regulated and may be adversely affected by increased regulations.

Financial institutions face increased competition from nontraditional lending sources as regulatory changes permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Retail Industry. The S&P Target 10 Portfolio is concentrated in the common stocks of companies involved in the retail industry. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.

Technology Industry. The Nasdaq Target 15 Portfolio is concentrated in technology stocks. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles, fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; and government regulation. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation and Philip Morris Companies, Inc., or of the industries represented by these issuers may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.

Year 2000 Problem. Many computer systems were not designed to properly process information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." We do not expect that any of the computer system changes necessary to prepare for January 1, 2000 will cause any major operational difficulties for the Trusts. However, we are unable to predict what impact the Year 2000 Problem will have on any of the issuers of the Securities.

Foreign Stocks. Certain or all of the Securities in certain Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. Risks of foreign common stocks include losses due to future political and economic developments, foreign currency devaluations, restrictions on foreign investments and exchange of securities, inadequate financial information and lack of liquidity of certain foreign markets. In addition, brokerage and other transaction costs on foreign securities exchanges are often higher than in the U.S. and there is generally less government supervision and regulation of exchanges, brokers, and issuers in foreign countries.

The purchase and sale of the foreign Securities will generally occur only in foreign securities markets. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the European Target 20 Portfolio is maintained by Cedel Bank S.A., a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee.

United Kingdom. The Global Target 15 Portfolio and the European Target 20 Portfolio are concentrated in common stocks of U.K. issuers. The United Kingdom is one of 15 members of the European Union ("EU") which was formed by the Maastricht Treaty on European Union. It is expected that the Treaty will have the effect of eliminating most remaining trade barriers between the member nations and make Europe one of the largest common markets in the world. However, the uncertain implementation of the Treaty provisions and recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and their effect on Securities issued by U.K. issuers impossible to predict.


Unlike a majority of EU members, the United Kingdom did not convert its currency to the new common European currency, the euro, on January 1, 1999. All companies with significant markets or operations in Europe face strategic challenges as these entities adapt to a single currency. The euro conversion may materially impact revenues, expenses or income; increase competition; affect issuers' currency exchange rate risk and derivatives exposure; cause issuers to increase spending on information technology updates; and result in potential adverse tax consequences. We cannot predict whether the United Kingdom will ever convert to the euro or what impact the implementation of a common currency throughout a majority of EU countries will have on United Kingdom or European issuers.


Hong Kong. The Global Target 15 Portfolio is also concentrated in common stocks of Hong Kong issuers. Hong Kong issuers are subject to risks related to Hong Kong's political and economic environment, the volatility of the Hong Kong stock market, and the concentration of real estate companies in the Hang Seng Index. Hong Kong reverted to Chinese control on July 1, 1997 and any increase in uncertainty as to the future economic and political status of Hong Kong, or a deterioration of the relationship between China and the United States, could have negative implications on stocks listed on the Hong Kong stock market. Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets.

Exchange Rates. Because securities of foreign issuers generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the International Trusts) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. The recent conversion by eleven of the fifteen EU members of their national currencies to the euro could negatively impact the market rate of exchange between such currencies (or the newly created euro) and the U.S. dollar.

To determine the value of foreign Securities or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the International Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market.

          Hypothetical Performance Information

The following tables compare hypothetical performance information for the strategies employed by each Trust and the actual performance of the DJIA, S&P 500 Index, Nasdaq 100 Index, Ibbotson Small-Cap Index, MSCI Europe Index, FT Index, Hang Seng Index and a combination of the FT Index, Hang Seng Index and the DJIA (the "Cumulative Index Returns") in each of the full years listed below (and as of the most recent quarter).

These hypothetical returns should not be used to predict future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect sales charges, commissions, Trust expenses or taxes.

- Strategy returns are for calendar years (and the most recent quarter), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally weighted in all stocks comprising a strategy.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index or combination of indexes, and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA. The DJIA consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

Nasdaq 100 Index. The NASDAQ 100 Index consists of the 100 largest non-financial companies listed on the NASDAQ National Market System. As of December 18, 1998, the constituents are constructed using a modified market capitalization approach.

Ibbotson Small-Cap Index. The Ibbotson Small-Cap Index is a market capitalization weighted index of the ninth and tenth deciles of the New York Stock Exchange, plus stocks listed on the American Stock Exchange and over-the-counter with the same or less capitalization as the upper bound of the NYSE ninth decile.

Financial Times Industrial Ordinary Share Index. The FT Index consists of 30 common stocks chosen by the editors of The Financial Times as being representative of British industry and commerce.

Hang Seng Index. The Hang Seng Index consists of 33 of the stocks currently listed on the Stock Exchange of Hong Kong Ltd. and is intended to represent four major market sectors: commerce and industry, finance, property and utilities.

MSCI Europe Index. The MSCI Europe Index is an equity market capitalization weighted index consisting of over 500 companies from all of the developed markets in Europe.

                                               COMPARISON OF TOTAL RETURN (2)

                   Hypothetical Strategy Total Returns (1)                      Index Total Returns
         ______________________________________________________    _________________________________________
                                                  Target                                         Ibbotson
        Target 5    Target 10      Target 25      Small-Cap                       S&P 500        Small-Cap
Year    Strategy    Strategy       Strategy       Strategy         DJIA           Index          Index
____    ________    _________      _________      _________        _______        ________       _________
1972     22.92%     23.76%          8.04%         12.66%            18.38%         18.89%          4.43%
1973     20.01%      4.01%         -6.99%         -25.02%          -13.20%        -14.57%        -30.90%
1974     -5.40%     -1.02%         -9.54%         -34.85%          -23.64%        -26.33%        -19.95%
1975     64.77%     56.10%         76.02%         40.13%            44.46%         36.84%         52.82%
1976     40.96%     35.18%         44.31%         45.70%            22.80%         23.64%         57.38%
1977      5.49%     -1.95%         -4.58%         16.22%           -12.91%        -7.25%          25.38%
1978      1.23%      0.03%          6.49%         17.53%             2.66%          6.49%         23.46%
1979      9.84%     13.01%         27.68%         40.78%            10.60%         18.22%         43.46%
1980     41.69%     27.90%         26.45%         61.97%            21.90%         32.11%         38.88%
1981      3.19%      7.46%          8.52%         -9.46%            -3.61%         -4.92%         13.88%
1982     43.37%     27.12%         30.83%         51.26%            26.85%         21.14%         28.01%
1983     36.38%     39.07%         32.09%         31.04%            25.82%         22.28%         39.67%
1984     11.12%      6.22%          5.55%         -1.10%             1.29%          6.22%         -6.67%
1985     38.34%     29.54%         41.89%         50.81%            33.28%         31.77%         24.66%
1986     30.89%     35.63%         25.01%         23.35%            27.00%         18.31%          6.85%
1987     10.69%      5.59%         14.41%         14.94%             5.66%          5.33%         -9.30%
1988     21.47%     24.57%         27.18%         23.19%            16.03%         16.64%         22.87%
1989     10.55%     26.97%         22.98%         26.10%            32.09%         31.35%         10.18%
1990    -15.74%     -7.82%         -0.82%          1.08%            -0.73%         -3.30%         -21.56%
1991     62.03%     34.20%         37.67%         59.55%            24.19%         30.40%         44.63%
1992     22.90%      7.69%         15.14%         27.81%             7.39%          7.62%         23.35%
1993     34.01%     27.08%         15.22%         22.47%            16.87%          9.95%         20.98%
1994      8.27%      4.21%          9.73%          2.11%             5.03%          1.34%          3.11%
1995     30.50%     36.85%         36.69%         41.65%            36.67%         37.22%         34.66%
1996     26.20%     28.35%         28.53%         34.96%            28.71%         22.82%         17.62%
1997     19.97%     21.68%         30.69%         16.66%            24.82%         33.21%         22.78%
1998     12.36%     10.59%          1.83%          1.85%            18.03%         28.57%         -7.38%
1999     -5.76%      0.86%         -6.04%        -13.96%             7.02%          4.97%         -7.90%
(thru 3/31)

________________

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period.

(2) Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested semi-annually and all returns are stated in terms of U.S. dollars. Based on the year-by-year returns contained in the table, over the 27 full years as listed above, the Target 5
Strategy, Target 10 Strategy, the Target 25 Strategy and Target Small-Cap Strategy achieved an average annual total return of 21.10%, 18.33%, 19.04%, and 19.43%, respectively. In addition, over this period, each individual strategy achieved a greater average annual total return than that of its corresponding index, the DJIA, S&P 500 Index and Ibbotson Small-Cap Index which were 13.45%, 13.71% and 14.83%, respectively.

                                    COMPARISON OF TOTAL RETURN (2)

            Hypothetical Strategy Total Returns (1)                     Index Total Returns
          __________________________________________  ________________________________________________________
          Global     European   S&P        Nasdaq                                  MSCI                         Cumulative
          Target 15  Target 20  Target 10  Target 15            Hang Seng          Europe   S&P 500  Nasdaq     Index
Year      Strategy   Strategy   Strategy   Strategy   FT Index  Index      DJIA    Index    Index    100 Index  Returns(3)
____      _________  _________  _________  _________  ________  _________  ____    _______  _______  _________  __________
1979      44.70%                 43.17%                3.59%      77.99%   10.60%           18.22%              30.73%
1980      52.51%                 54.15%               31.77%      65.48%   21.90%           32.11%              39.72%
1981       0.03%                -10.59%               -5.30%     -12.34%   -3.61%           -4.92%              -7.08%
1982      -2.77%                 38.21%                0.42%     -48.01%   26.85%           21.14%              -6.91%
1983      15.61%                 20.01%               21.94%      -2.04%   25.82%           22.28%              15.24%
1984      29.88%      2.00%      16.34%                2.15%      42.61%    1.29%   1.26%    6.22%              15.35%
1985      54.06%     79.54%      43.49%               54.74%      50.95%   33.28%  79.79%   31.77%              46.32%
1986      38.11%     42.53%      21.81%     22.94%    24.36%      51.16%   27.00%  44.46%   18.31%     6.89%    34.18%
1987      17.52%     14.86%       9.16%     14.10%    37.13%      -6.84%    5.66%   4.10%    5.33%    10.49%    11.99%
1988      24.26%     16.77%      20.35%     -0.59%     9.00%      21.04%   16.03%  16.35%   16.64%    13.54%    15.36%
1989      15.98%     33.09%      39.62%     37.33%    20.07%      10.59%   32.09%  29.06%   31.35%    26.17%    20.92%
1990       3.19%     -0.49%      -5.64%     -5.39%    11.03%      11.71%   -0.73%  -3.37%   -3.30%   -10.41%     7.34%
1991      40.40%     16.59%      24.64%    109.27%     8.77%      50.68%   24.19%  13.66%   30.40%    64.99%    27.88%
1992      26.64%     -4.03%      24.66%     -0.15%    -3.13%      34.73%    7.39%  -4.25%    7.62%     8.86%    12.99%
1993      65.65%     37.38%      42.16%     28.55%    19.22%     124.95%   16.87%  29.79%    9.95%    11.67%    53.68%
1994      -7.26%     -0.51%       8.17%     10.50%     1.97%     -29.34%    5.03%   2.66%    1.34%     1.74%    -7.45%
1995      13.45%     34.71%      25.26%     53.80%    16.21%      27.52%   36.67%  22.13%   37.22%    43.01%    26.80%
1996      21.00%     24.35%      26.61%     60.03%    18.35%      37.86%   28.71%  21.57%   22.82%    42.74%    28.31%
1997      -6.38%     28.91%      61.46%     35.15%    14.78%     -17.69%   24.82%  24.20%   33.21%    20.76%     7.30%
1998      13.50%     35.77%      53.85%    123.10%    12.32%      -2.60%   18.03%  28.80%   28.57%    85.43%     9.25%
1999       2.68%      7.32%       1.92%     12.55%     4.92%      11.02%    7.02%  -2.49%    4.97%    14.76%     7.65%
(thru 3/31)

____________

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period.

(2) Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested semi-annually (except for the FT Index and Hang Seng Index from 12/31/78 through 12/31/86, during which time annual reinvestment was assumed) and all returns are stated in terms of U.S. dollars. Based on the year-by-year returns contained in the table, over the full years listed above, the Global Target 15 Strategy, European Target 20 Strategy, The S&P Target 10 Strategy and The Nasdaq Target 15 Strategy achieved an average annual total return of 21.32%, 22.42%, 26.40% and 32.79%, respectively. In addition, over each stated period, each individual strategy achieved a greater average annual total return than that of its corresponding index, the combination of the FT Index, Hang Seng Index and DJIA (the "Cumulative Index"), MSCI Europe Index, S&P 500 Index and Nasdaq 100 Index which were 17.94% 19.05%, 17.61% and 22.60%, respectively.

(3) Cumulative Index Returns represent the average of the annual returns of the stocks contained in the FT Index, Hang Seng Index and DJIA. Cumulative Index Returns do not represent an actual index.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying U.S. dollar value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The total sales charge (which combines an initial up-front sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, to an extent which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.


Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.


Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Sales Charges.


The sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is initially equal to approximately 1% of the Public Offering Price of a Unit. This initial sales charge is actually equal to the difference between the maximum sales charge of 2.75% and the maximum remaining deferred sales charge (initially $.175 per Unit) and will vary from 1% with changes in the aggregate underlying U.S. dollar value of the Securities, changes in the Income and Capital Accounts and as deferred sales charge payments are made. In addition, ten monthly deferred sales charges of $.0175 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from July 20, 1999 through April 20, 2000. The maximum sales charge you will pay during the initial offering period will be 2.75% of the Public Offering Price per Unit (equivalent to 2.778% of the net amount invested, exclusive of the deferred sales charge).


Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for a "wrap fee account" as described below) the maximum sales charge is reduced, as follows:

                                          Your maximum
If you invest                             sales charge
(in thousands)*                           will be
_______________                           ____________
$   50 but less than $100                 2.50%
$  100 but less than $150                 2.25%
$  150 but less than $500                 1.90%
$  500 but less than $1,000               1.75%
$1,000 or more                            1.00%

*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

You can combine the Units you purchase of Trusts in this prospectus with any other same day purchases you make of other trusts for which we acted as Principal Underwriter and which are currently in the initial offering period to qualify for the reduced sales charges described above. The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. However, we will consider Units you purchase in the name of your spouse or your child under 21 years of age to be purchases by you for determining the reduced sales charge. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the broker/dealer or other selling agent making the sale.

If you commit to purchase Units of the Trusts, or subsequent series of the Trusts, valued at $1,000,000 or more over a 12-month period commencing with your first purchase you will receive the reduced sales charge set forth above on all individual purchases over $83,000.

If you are purchasing Units with rollover proceeds from a previous series of a Trust you will be subject only to the maximum deferred sales charge on such Units (for rollover purchases of $1,000,000 or more such charge shall be a deferred sales charge limited to 1.00% of the Public Offering Price) but you will not be eligible to receive the reduced sales charges described in the above table. In addition, you can use termination proceeds from other unit investments trusts which have a similar strategy as a Trust, or redemption or termination proceeds from any unit investment trust we sponsor, to purchase Units of the Trusts subject only to any remaining deferred sales charge. Please note that you will be charged the amount of any remaining deferred sales charge on Units you redeem when you redeem them.

The following persons may purchase Units at the Public Offering Price less the applicable dealer concession:

- Employees, officers and directors of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us.

- Immediate family members of the above (spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons).

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

If you purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" charge is imposed, you may purchase Units in the primary or secondary market at the Public Offering Price, subject only to the Sponsor's retention of the sales charge. See "Distribution of Units-Dealer Concessions."

Every investor will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units.

The Value of the Securities.

The aggregate underlying U.S. dollar value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, the evaluation will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined:

a) On the basis of current ask prices for comparable securities,

b) By appraising the U.S. dollar value of the Securities on the ask side of the market, or

c) By any combination of the above.

The total U.S. dollar value of the Securities in the International Trusts during the initial offering period is computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

The Evaluator will appraise or have appraised the value of the underlying Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and the following holidays as observed by the NYSE: New Year's Day, Martin Luther King, Jr.'s Birthday, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day.

After the initial offering period is over, the secondary market Public Offering Price will be determined based on the aggregate underlying U.S. dollar value of the Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of a Trust plus the applicable sales charge. We calculate the aggregate underlying U.S. dollar value of the Securities during the secondary market the same way as described above for sales made during the initial offering period, except that bid prices are used instead of ask prices when necessary. In addition, the aggregate underlying U.S. dollar value of the Securities during the secondary market is computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. During the initial offering period, Units will be sold at the current Public Offering Price. When the initial offering period ends, Units we have reacquired may be offered by this prospectus at the secondary market Public Offering Price (see "The Secondary Market").

Dealer Concessions.


Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 2.25% of the Public Offering Price per Unit. However, dealers and other selling agents will receive a concession or agency commission of $0.13 per Unit on purchases by Rollover Unit holders or on the sale of Units subject only to any remaining deferred sales charge. In addition, dealers and other selling agents will receive a maximum concession of up to $0.10 per Unit on purchases of Units resulting from the automatic reinvestment of income or capital distributions into additional Units.


Dealers and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total sales per Trust                     Additional
(in millions)                             Concession
_____________________                     __________
$ 40 but less than $50                    0.050%
$ 50 but less than $75                    0.125%
$ 75 but less than $100                   0.150%
$100 or more                              0.200%

We reserve the right to change the amount of concessions or agency commissions from time to time. If we reacquire, or the Trustee redeems,

Units from brokers, dealers or other selling agents while a market is being maintained for such Units, such entities agree to immediately repay to us any concession or agency commission relating to the reacquired Units. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units. However, the Glass-Steagall Act does allow certain agency transactions. In Texas and certain other states, any banks making Units available must be registered as broker/dealers under state law.

Award Programs.

From time to time we may sponsor programs which provide awards to our dealers' registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charge on Units sold by such persons during such programs. We make these payments out of our own assets, and not out of the Trust's assets. These programs will not change the price you pay for your Units or the amount that a Trust will receive from the Units sold.

Investment Comparisons.

From time to time we may compare the then current estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with
(1) returns on other taxable investments such as the common stocks comprising various market indices, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, the New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. The investment characteristics of each Trust, which are described more fully elsewhere in this prospectus, differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future relative performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit for each Trust less any reduced sales charge as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for Units, any difference between the price at which Units are purchased and the price at which they are sold (which includes a maximum sales charge for each Trust) or redeemed will be a profit or loss to us. The secondary market public offering price of Units may be more or less than the cost of those Units to us.

                  The Secondary Market

Although we are not obligated to, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. If you wish to dispose of your Units, you should ask us for the current market prices before making a tender for redemption to the Trustee. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell Units or tender them for redemption before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive the proceeds from the sale of Units we purchase no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units.
If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

The Public Offering Price of any Units we acquire will be consistent with the Public Offering Price described in the then effective prospectus. Any profit or loss from the resale or redemption of such Units will belong to us.

                  Expenses and Charges

The estimated annual expenses of the Trusts are listed under "Fee Table." If actual expenses exceed the estimate, the appropriate Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of a Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee benefits from the use of these funds.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to the Portfolio Supervisor, Evaluator and Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such service in such year.

In addition to a Trust's operating expenses, and the fees described above, the Trusts may also incur the following charges:

- A quarterly license fee payable by certain of the Trusts for the use of certain trademarks and trade names of Dow Jones, Standard & Poor's or The Nasdaq Stock Market, Inc.;

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and the rights and interests of the Unit holders;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust;

- Foreign custodial and transaction fees, if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust (no such taxes or charges are now in place or planned as far as we know).

The above expenses and the Trustee's annual fee (when paid or owing to the Trustee) are secured by a lien on a Trust. In addition, if there is not enough cash in the Income or Capital Accounts of a Trust, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of a Trust. If dividends are not enough, it is likely that the Trustee will have to sell Securities to meet Trust expenses. These sales may result in capital gains or losses to the Unit holders. See "Tax Status."

                       Tax Status

United States Taxation.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by a Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by a Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust which you must take into account for federal income tax purposes is not reduced for amounts used to pay a deferred sales charge.

Your Tax Basis and Income or Loss Upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total proceeds received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Tax Code may, however, treat certain capital gains as ordinary income in special situations.

Rollovers.

If you elect to have your proceeds from a Trust rolled over into the next series of such Trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of a Trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have identical Securities under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances, you may request an In-Kind Distribution of Securities from a Domestic Trust when you redeem your Units or at a Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive an undivided interest in whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by such Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by a Trust that are treated as U.S. source income (e.g., dividends received on Securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by a Trust that are derived from dividends of Securities of a foreign corporation and that are not effectively connected to your conduct of a trade or business within the United States will generally not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other U.S. persons, provided that less than 25 percent of the gross income of the foreign corporation over the three-year period ending with the close of the taxable year preceding payment was effectively connected to the conduct of a trade or business within the United States.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

United Kingdom Taxation.

The following summary describes certain important U.K. tax consequences for certain U.S. Unit holders who hold Units in the Global Target 15 Portfolio as capital assets. This summary is intended to be a general guide only and is subject to any changes in law occurring after the date of this prospectus. You should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. A U.K. resident individual who receives a dividend from a U.K. company is generally entitled to a tax credit, which is either offset against U.K. tax liabilities or, in certain circumstances, repaid.

You will not be able to claim any refund of the tax credit for dividends paid by U.K. companies.

Taxation of Capital Gains. U.S. investors who are neither resident nor ordinarily resident in the United Kingdom will not generally be liable for U.K. tax on gains arising on the disposal of Units in the Global Target 15 Portfolio. However, they may be liable if the Units are used, held or acquired for the purposes of a trade, profession or vocation carried on in the United Kingdom. Individual U.S. investors may also be liable if they have previously been resident or ordinarily resident in the United States and become resident or ordinarily resident in the United Kingdom in the future.

Inheritance Tax. Individual U.S. investors who are domiciled in the United States and who are not U.K. nationals will generally not be subject to U.K. inheritance tax on death or on gifts of the Units made during their lifetimes, provided any applicable U.S. federal gift or estate tax is paid. They may be subject to U.K. inheritance tax if the Units are used in a business in the United Kingdom or relate to the performance of personal services in the United Kingdom.

Where the Units are held on trust, the Units will generally not be subject to U.K. inheritance tax unless the settlor, at the time of settlement, was domiciled in the United Kingdom, in which case they may be subject to tax.

It is very unlikely that the Units will be subject to both U.K.
inheritance tax and U.S. federal gift or estate tax. If they were, one of the taxes could generally be credited against the other.

Stamp Tax. A sale of Securities listed in the FT Index will generally result in either U.K. stamp duty or stamp duty reserve tax being payable by the purchaser. The Global Target 15 Portfolio paid this tax when it acquired Securities. When the Global Target 15 Portfolio sells Securities, it is anticipated that the tax will be paid by the purchaser.

Hong Kong Taxation.

The following summary describes certain important Hong Kong tax consequences to certain U.S. Unit holders who hold Units in the Global

Target 15 Portfolio as capital assets. This summary assumes that you are not carrying on a trade, profession or business in Hong Kong and that you have no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. This summary is intended to be a general guide only and is subject to any changes in Hong Kong or U.S. law occurring after the date of this prospectus and you should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. Dividends you receive from the Global Target 15 Portfolio relating to Hong Kong issuers are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. Unless you are carrying on a trade, profession or business in Hong Kong you will not be subject to profits tax imposed by Hong Kong on any gain or profits made on the realization or other disposal of your Units.

Estate Duty. Units of the Global Target 15 Portfolio do not give rise to Hong Kong estate duty liability.

                    Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts,
- Keogh Plans,
- Pension funds, and
- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. If you request certificates representing the Units you ordered for purchase they will be delivered three business days after your order or shortly thereafter. You may transfer or redeem Units represented by a certificate by endorsing and surrendering it to the Trustee, along with a written instrument(s) of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for identification purposes.


You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to you, as the Record Owner:


- A written initial transaction statement containing a description of your Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. The Trustee does not require such charge now, nor are they currently contemplating doing so. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates.
You must surrender mutilated certificates to the Trustee for replacement.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- Any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

 Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. It is your responsibility to notify the Trustee when you become Record Owner of the Units, but normally your broker/dealer provides this notice. The Trustee will credit any dividends received on a Trust's Securities to the Income Account of a Trust. All other receipts, such as return of capital, are credited to the Capital Account of a Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.


The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. However, amounts in the Capital Account from the sale of Securities designated to meet redemptions of Units, pay the deferred sales charge or pay expenses will not be distributed. The Trustee is not required to pay interest on funds held in the Income or Capital Accounts of a Trust. However, the Trustee may earn interest on these funds, thus benefiting from the use of such funds.


We anticipate that the deferred sales charge will be collected from the Capital Account of a Trust and that there will be enough money in the Capital Account to cover these costs. If there is not enough money in the Capital Account to pay the deferred sales charge, the Trustee may sell Securities to meet the shortfall. We will designate an account where distributions will be made to pay the deferred sales charge.

The Trustee is required by the Internal Revenue Service to withhold a certain percentage of any distribution a Trust makes and deliver such amount to the Internal Revenue Service if the Trustee does not have your TIN. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. Normally, the selling broker gives your TIN to the Trustee. However, you should check your statements from the Trustee to make sure they have the number to avoid this "back-up withholding." If not, you should provide it to the Trustee as soon as possible.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the disposition of the Securities. However, if you own Units of a Domestic Trust, you may elect to receive a distribution of shares of Securities (an "In-Kind Distribution") as described under "Amending or Terminating the Indenture." All Unit holders will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses of that Trust.

The Trustee may establish reserves (the "Reserve Account") within a Trust for any state and local taxes and any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. You will have to pay any remaining deferred sales charge on any Units acquired pursuant to this distribution reinvestment option. This option may not be available in all states. Please note that even if you reinvest distributions, they are still considered distributions for income tax purposes. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are held in uncertificated form, you need only to deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request you send to the Trustee must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust.

If you are tendering 1,000 Units or more of a Domestic Trust for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount and value equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled. If there is not enough money in the Capital Account to pay the required cash distribution, the Trustee may have to sell Securities.

The Internal Revenue Service will require the Trustee to withhold a portion of your redemption proceeds if the Trustee has not previously been provided your TIN. For more information about this withholding, see "Income and Capital Distributions." If the Trustee does not have your TIN, you must provide it at the time of the redemption request.

The Trustee may sell Securities of a Trust to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

-  For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying U.S. dollar value of the Securities held in that Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

The aggregate underlying U.S. dollar value of the Securities for purposes of calculating the Redemption Price during the secondary market is determined in the same manner as that used to calculate the secondary market Public Offering Price as discussed in "Public Offering-The Value of the Securities."

               Reinvesting in a New Trust

Each Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee in writing of your election by the Rollover Notification Date stated in the "Summary of Essential Information." As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject only to the maximum remaining deferred sales charge on such units (currently expected to be $.175 per unit).

We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not incur capital gains or losses due to the Special Redemption and Liquidation, nor will you be charged any additional sales charge. We may modify, amend or terminate this rollover option upon 60 days notice.

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities to replace failed contracts to purchase Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of a Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trusts to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities that we designate; or, without our direction, in its own discretion, in order to meet redemption requests or pay expenses. In designating which Securities should be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may have to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of Units of unit investment trusts which we sponsor in making recommendations to the Trustee on the selection of broker/dealers to execute the Trusts' portfolio transactions, or when acting as agent for the Trusts in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date. A Trust may be terminated prior to the Mandatory Termination Date:

- Upon the consent of 100% of the Unit holders;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

In the event of termination, the Trustee will send prior written notice thereof to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser; however, termination of a Trust prior to the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated prior to the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory

Termination Date. We will determine the manner, timing and execution of the sale of Securities as part of the termination of a Trust. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower amount than might otherwise be realized if such sale were not required at this time.


If you own at least 1,000 Units of a Domestic Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution of Securities (reduced by customary transfer and registration charges) rather than the typical cash distribution. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in either the Rollover Option or the In-Kind Distribution option for eligible Unit holders of Domestic Trusts, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts of a Trust, within a reasonable time after your Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.


    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $25 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1998, the total partners' capital of Nike Securities L.P. was $18,506,548 (audited).

This information refers only to the Sponsor and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable to Unit holders for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC,

- Terminate the Indenture and liquidate the Trust, or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information. However, the Evaluator will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trusts' statements of net assets, including the schedules of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trusts' statements of net assets, including the schedules of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific risk information about the Trusts.

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                    FIRST TRUST (registered trademark)

             The Dow (sm) Target 5 Portfolio, June 1999 Series
            The Dow (sm) Target 10 Portfolio, June 1999 Series
                  Target 25 Portfolio, June 1999 Series
              Target Small-Cap Portfolio, June 1999 Series
              Global Target 15 Portfolio, June 1999 Series
             European Target 20 Portfolio, June 1999 Series
              The S&P Target 10 Portfolio, June 1999 Series
            The Nasdaq Target 15 Portfolio, June 1999 Series

                                 FT 334

                                Sponsor:

                        Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

                         ________________________

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.

                           ________________________

     This prospectus contains information relating to the eight unit investment trusts listed above, but does not contain all of the information about this investment company as filed with the Securities and Exchange Commission in Washington, D.C. under the:


             -  Securities Act of 1933 (file no. 333-73343) and

             -  Investment Company Act of 1940 (file no. 811-05903)

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W., Washington, D.C. 20549-6009
               Call: 1-800-SEC-0330
              Visit: http://www.sec.gov


                              May 28, 1999


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 44


                   First Trust (registered trademark)

                         TARGET PORTFOLIO SERIES

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in Target Portfolio Series not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.


This Information Supplement is dated May 28, 1999. Capitalized terms have been defined in the prospectus.


                                         Table of Contents
Dow Jones & Company, Inc.                                                                     1
Standard & Poor's                                                                             2
The Nasdaq Stock Market, Inc.                                                                 2
Risk Factors                                                                                  3
   Securities                                                                                 3
   Dividends                                                                                  3
   Foreign Issuers                                                                            4
      United Kingdom                                                                          4
      Hong Kong                                                                               5
   Exchange Rate                                                                              6
   Litigation                                                                                10
      Tobacco Industry                                                                       10
Concentrations                                                                               10
   Banks and Thrifts                                                                         10
   Petroleum Refining Companies                                                              12
   Real Estate Companies                                                                     13
   Retail Companies                                                                          14
   Technology Companies                                                                      14
   Small-Cap Companies                                                                       16
Portfolios                                                                                   16
   Equity Securities Selected for The Dow (sm) Target 5 Portfolio, June 1999 Series          16
   Equity Securities Selected for The Dow (sm) Target 10 Portfolio, June 1999 Series         17
   Equity Securities Selected for Target 25 Portfolio, June 1999 Series                      17
   Equity Securities Selected for Target Small-Cap Portfolio, June 1999 Series               19
   Equity Securities Selected for Global Target 15 Portfolio, June 1999 Series               21
   Equity Securities Selected for European Target 20 Portfolio, June 1999 Series             22
   Equity Securities Selected for The S&P Target 10 Portfolio, June 1999 Series              24
   Equity Securities Selected for The Nasdaq Target 15 Portfolio, June 1999 Series           24

Dow Jones & Company, Inc.

The Trusts are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average (SM), which is determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trusts. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trusts into consideration in determining, composing or calculating the Dow Jones Industrial Average
(SM). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trusts to be issued or in the determination or calculation of the equation by which the Trusts are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE (SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE (SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE (SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Standard & Poor's

The Trusts are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, which is determined, composed and calculated by S&P without regard to the licensee or the Trusts. S&P has no obligation to take the needs of the licensee or the owners of the Trusts into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The Nasdaq Stock Market, Inc.

The Nasdaq Target 15 Portfolio Series is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Nasdaq Target 15 Portfolio Series. The Corporations make no representation or warranty, express or implied, to the owners of Units of the Nasdaq Target 15 Portfolio Series or any member of the public regarding the advisability of investing in securities generally or in the Nasdaq Target 15 Portfolio Series particularly, or the ability of the Nasdaq 100 Index(registered trademark) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(registered trademark), Nasdaq 100 Index(registered trademark) and Nasdaq(registered trademark) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq 100 Index(registered trademark) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Nasdaq Target 15 Portfolio Series. Nasdaq has no obligation to take the needs of the Licensee or the owners of Units of the Nasdaq Target 15 Portfolio Series into consideration in determining, composing or calculating the Nasdaq 100 Index(registered trademark). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Nasdaq Target 15 Portfolio Series to be issued or in the determination or calculation of the equation by which the Nasdaq Target 15 Portfolio Series is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Nasdaq Target 15 Portfolio Series.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ 100 INDEX(registered trademark) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE NASDAQ TARGET 15 PORTFOLIO SERIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ 100 INDEX(registered trademark) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ 100 INDEX(registered trademark) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors. From September 30, 1997 through October 30, 1997, amid record trading volume, the S&P
500 Index, DJIA, FT Index and Hang Seng Index declined 4.60%, 7.09%,
6.19% and 31.14%, respectively. In addition, against a backdrop of continued uncertainty regarding the current global currency crisis and falling commodity prices, during the period between July 31, 1998 and September 30, 1998, the S&P 500, DJIA and FT Index declined by 8.97%, 11.32% and 17.80%, respectively, while the Hang Seng Index increased .20%.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. Since certain or all of the Securities included in the International Trusts consist of securities of foreign issuers, an investment in such Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the International Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the International Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such a Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the International Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the International Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

United Kingdom. The emphasis of the United Kingdom's economy is in the private services sector, which includes the wholesale and retail sector, banking, finance, insurance and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and makes a significant contribution to the country's balance of payments. The portfolios of the International Trusts may contain common stocks of British companies engaged in such industries as banking, chemicals, building and construction, transportation, telecommunications and insurance. Many of these industries may be subject to government regulation, which may have a materially adverse effect on the performance of their stock. In the first quarter of 1998, gross domestic product (GDP) of the United Kingdom grew to a level 3.0% higher than in the first quarter of 1997, however the overall rate of GDP growth has slowed since the third quarter of 1997. The slow down largely reflects a deteriorating trade position and higher indirect taxes. The average quarterly rate of GDP growth in the United Kingdom (as well as in Europe generally) has been decelerating since 1994. The United Kingdom is a member of the European Union (the "EU") which was created through the formation of the Maastricht Treaty on European Union in late 1993. It is expected that the Treaty will have the effect of eliminating most remaining trade barriers between the 15 member nations and make Europe one of the largest common markets in the world. However, the effective implementation of the Treaty provisions and the rate at which trade barriers are eliminated is uncertain at this time. Furthermore, the recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of Securities issued by United Kingdom companies impossible to predict.

A majority of the EU members converted their existing sovereign currencies to a common currency (the "euro") on January 1, 1999. The United Kingdom did not participate in this conversion on January 1, 1999 and the Sponsor is unable to predict if or when the United Kingdom will convert to the euro. Moreover, it is not possible to accurately predict the effect of the current political and economic situation upon long-term inflation and balance of trade cycles and how these changes, as well as the implementation of a common currency throughout a majority of EU countries, would affect the currency exchange rate between the U.S. dollar and the British pound sterling. In addition, United Kingdom companies with significant markets or operations in other European countries (whether or not such countries are participating) face strategic challenges as these entities adapt to a single trans-national currency. The euro conversion may have a material impact on revenues, expenses or income from operations; increase competition due to the increased price transparency of EU markets; affect issuers' currency exchange rate risk and derivatives exposure; disrupt current contracts; cause issuers to increase spending on information technology updates required for the conversion; and result in potential adverse tax consequences. The Sponsor is unable to predict what impact, if any, the euro conversion will have on any of the Securities issued by United Kingdom companies in the International Trusts.

Hong Kong. Hong Kong, established as a British colony in the 1840's, reverted to Chinese sovereignty effective July 1, 1997. On such date, Hong Kong became a Special Administrative Region ("SAR") of China. Hong Kong's new constitution is the Basic Law (promulgated by China in 1990). Prior to July 1, 1997, the Hong Kong government followed a laissez-faire policy toward industry. There were no major import, export or foreign exchange restrictions. Regulation of business was generally minimal with certain exceptions, including regulated entry into certain sectors of the economy and a fixed exchange rate regime by which the Hong Kong dollar has been pegged to the U.S. dollar. Over the past two decades through 1996, the gross domestic product (GDP) has tripled in real terms, equivalent to an average annual growth rate of 6%. However, Hong Kong's recent economic data has not been encouraging. The full impact of the Asian financial crisis, as well as current international economic instability, is likely to continue to have a negative impact on the Hong Kong economy in the near future.

Although China has committed by treaty to preserve for 50 years the economic and social freedoms enjoyed in Hong Kong prior to the reversion, the continuation of the economic system in Hong Kong after the reversion will be dependent on the Chinese government, and there can be no assurances that the commitment made by China regarding Hong Kong will be maintained. Prior to the reversion, legislation was enacted in Hong Kong designed to extend democratic voting procedures for Hong Kong's legislature. China has expressed disagreement with this legislation, which it states is in contravention of the principles evidenced in the Basic Law of the Hong Kong SAR. The National Peoples' Congress of China has passed a resolution to the effect that the Legislative Council and certain other councils and boards of the Hong Kong Government were to be terminated on June 30, 1997. Such bodies have subsequently been reconstituted in accordance with China's interpretation of the Basic Law. Any increase in uncertainty as to the future economic and political status of Hong Kong could have a materially adverse effect on the value of the Global Target 15 Portfolio. The Sponsor is unable to predict the level of market liquidity or volatility which may occur as a result of the reversion to sovereignty, both of which may negatively impact such Trust and the value of the Units.

China currently enjoys a most favored nation status ("MFN Status") with the United States. MFN Status is subject to annual review by the President of the United States and approval by Congress. As a result of Hong Kong's reversion to Chinese control, U.S. lawmakers have suggested that they may review China's MFN status on a more frequent basis. Revocation of the MFN Status would have a severe effect on China's trade and thus could have a materially adverse effect on the value of the Global Target 15 Portfolio. The performance of certain companies listed on the Hong Kong Stock Exchange is linked to the economic climate of China. The renewal of China's MFN Status in May of 1996 has helped to reduce the uncertainty for Hong Kong in conducting Sino-U.S. trade, and the signing of the agreement on copyright protection between the U.S. and Chinese governments in June of 1996 averted a trade war that would have affected Hong Kong's re-export trade. In 1997, China and the United States reached a four-year bilateral agreement on textiles, again avoiding a Sino-U.S. trade war. More recently, the currency crisis which has affected a majority of Asian markets since mid-1997 has forced Hong Kong leaders to address whether to devalue the Hong Kong dollar or maintain its peg to the U.S. dollar. During the volatile markets of 1998, the Hong Kong Monetary Authority (the "HKMA") acquired the common stock of certain Hong Kong issuers listed on the Hong Kong Stock Exchange in an effort to stabilize the Hong Kong dollar and thwart currency speculators. Government intervention may hurt Hong Kong's reputation as a free market and increases concerns that authorities are not willing to let Hong Kong's currency system function autonomously. This may undermine confidence in the Hong Kong dollar's peg to the U.S. dollar. Any downturn in economic growth or increase in the rate of inflation in China or Hong Kong could have a materially adverse effect on the value of the Global Target 15 Portfolio.

Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets. For example, the Hang Seng Index declined by approximately 31% in October, 1997 as a result of speculation that the Hong Kong dollar would become the next victim of the Asian currency crisis, and in 1989, the Hang Seng Index dropped 1,216 points (approximately 58%) in early June following the events at Tiananmen Square. The Hang Seng Index gradually climbed subsequent to the events at Tiananmen Square, but fell by 181 points on October 13, 1989 (approximately 6.5%) following a substantial fall in the U.S. stock markets. During 1994, the Hang Seng Index lost approximately 31% of its value. From January through August of 1998, during a period marked by international economic instability and a global currency crisis, the Hang Seng Index declined by nearly 27%. The Hang Seng Index is subject to change and delisting of any issues may have an adverse impact on the performance of the Global Target 15 Portfolio, although delisting would not necessarily result in the disposal of the stock of these companies, nor would it prevent such Trust from purchasing additional Securities. In recent years, a number of companies, comprising approximately 10% of the total capitalization of the Hang Seng Index, have delisted. In addition, as a result of Hong Kong's reversion to Chinese sovereignty, an increased number of Chinese companies could become listed on the Hong Kong Stock Exchange, thereby changing the composition of the stock market and, potentially, the composition of the Hang Seng Index.

Exchange Rate. The International Trusts are comprised either totally or substantially of Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. Since 1983, the Hong Kong dollar has been pegged to the U.S. dollar. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end of month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling, the Hong Kong dollar and the euro:

     Range of Fluctuations in Foreign Currencies

                  United Kingdom
Annual            Pound Sterling/       Hong Kong/
Period            U.S. Dollar           U.S. Dollar
______            _______________       ___________
1983              0.616-0.707           6.480-8.700
1984              0.670-0.864           7.774-8.050
1985              0.672-0.951           7.729-7.990
1986              0.643-0.726           7.768-7.819
1987              0.530-0.680           7.751-7.822
1988              0.525-0.601           7.764-7.912
1989              0.548-0.661           7.775-7.817
1990              0.504-0.627           7.740-7.817
1991              0.499-0.624           7.716-7.803
1992              0.499-0.667           7.697-7.781
1993              0.630-0.705           7.722-7.766
1994              0.610-0.684           7.723-7.750
1995              0.610-0.653           7.726-7.763
1996              0.583-0.670           7.732-7.742
1997              0.584-0.633           7.708-7.751
1998              0.584-0.620           7.735-7.749

Source: Bloomberg L.P.

                   End of Month Exchange Rates                                        End of Month Exchange Rates
                      for Foreign Currencies                                       for Foreign Currencies (continued)

                   United Kingdom   Hong                                              United Kingdom   Hong
                   Pound Sterling/  Kong/U.S.        Euro/                            Pound Sterling/  Kong/U.S.     Euro/
Monthly Period     U.S. Dollar      Dollar        U.S. Dollar   Monthly Period        U.S. Dollar      Dollar        U.S. Dollar
______________     ______________   __________    __________    ______________        ______________   _________     __________
1992:                                                            September            .631             7.732         N.A.
 January           .559             7.762         N.A.           October              .633             7.727         N.A.
 February          .569             7.761         N.A.           November             .652             7.731         N.A.
 March             .576             7.740         N.A.           December             .645             7.733         N.A.
 April             .563             7.757         N.A.          1996:
 May               .546             7.749         N.A.           January              .661             7.728         N.A.
 June              .525             7.731         N.A.           February             .653             7.731         N.A.
 July              .519             7.732         N.A.           March                .655             7.734         N.A.
 August            .503             7.729         N.A.           April                .664             7.735         N.A.
 September         .563             7.724         N.A.           May                  .645             7.736         N.A.
 October           .641             7.736         N.A.           June                 .644             7.741         N.A.
 November          .659             7.742         N.A.           July                 .642             7.735         N.A.
 December          .662             7.744         N.A.           August               .639             7.733         N.A.
1993:                                                            September            .639             7.733         N.A.
 January           .673             7.734         N.A.           October              .615             7.732         N.A.
 February          .701             7.734         N.A.           November             .595             7.732         N.A.
 March             .660             7.731         N.A.           December             .583             7.735         N.A.
 April             .635             7.730         N.A.          1997:
 May               .640             7.724         N.A.           January              .624             7.750         N.A.
 June              .671             7.743         N.A.           February             .614             7.744         N.A.
 July              .674             7.761         N.A.           March                .611             7.749         N.A.
 August            .670             7.755         N.A.           April                .616             7.746         N.A.
 September         .668             7.734         N.A.           May                  .610             7.748         N.A.
 October           .676             7.733         N.A.           June                 .600             7.747         N.A.
 November          .673             7.725         N.A.           July                 .609             7.742         N.A.
 December          .677             7.723         N.A.           August               .622             7.750         N.A.
1994:                                                            September            .619             7.738         N.A.
 January           .664             7.724         N.A.           October              .598             7.731         N.A.
 February          .673             7.727         N.A.           November             .592             7.730         N.A.
 March             .674             7.737         N.A.           December             .607             7.749         N.A.
 April             .659             7.725         N.A.          1998:
 May               .662             7.726         N.A.           January              .613             7.735         N.A.
 June              .648             7.730         N.A.           February             .609             7.743         N.A.
 July              .648             7.725         N.A.           March                .598             7.749         N.A.
 August            .652             7.728         N.A.           April                .598             7.747         N.A.
 September         .634             7.727         N.A.           May                  .613             7.749         N.A.
 October           .611             7.724         N.A.           June                 .600             7.748         N.A.
 November          .639             7.731         N.A.           July                 .613             7.748         N.A.
 December          .639             7.738         N.A.           August               .595             7.749         N.A.
1995:                                                            September            .589             7.749         N.A.
 January           .633             7.732         N.A.           October              .596             7.747         N.A.
 February          .631             7.730         N.A.           November             .607             7.743         N.A.
 March             .617             7.733         N.A.           December             .602             7.746         N.A.
 April             .620             7.742         N.A.          1999:
 May               .630             7.735         N.A.           January              .608             7.748         1.136
 June              .627             7.736         N.A.           February             .624             7.748         1.103
 July              .626             7.738          N.A.          March                .621             7.750         1.076
 August            .645             7.741         N.A.           April                .621             7.750         1.057
                                                                 May 27               .626             7.755         1.042

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the International Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the International Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Litigation

Tobacco Industry. Certain of the issuers of Securities in certain Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.


In November 1998, certain companies in the U.S. tobacco industry entered into a negotiated settlement with several states which would result in the resolution of significant litigation and regulatory issues affecting the tobacco industry generally. The proposed settlement, while extremely costly to the tobacco industry, would significantly reduce uncertainties facing the industry and increase stability in business and capital markets. Future litigation and/or legislation could adversely affect the value, operating revenues and financial position of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.


Concentrations

Banks and Thrifts. Certain Trusts may be considered to be concentrated in common stocks of financial institutions. See "Risk Factors" in the prospectus which will indicate, if applicable, a Trust's concentration in this industry. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. Periodic efforts by recent Administrations to introduce legislation broadening the ability of banks to compete with new products have not been successful, but if enacted could lead to more failures as a result of increased competition and added risks. Failure to enact such legislation, on the other hand, may lead to declining earnings and an inability to compete with unregulated financial institutions. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking which has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Starting in mid-1997, banks were allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. In late 1993 the United States Treasury Department proposed a restructuring of the banks regulatory agencies which, if implemented, may adversely affect certain of the Securities in the Trust's portfolio. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Petroleum Refining Companies. Certain Trusts may be considered to be concentrated in common stocks of companies engaged in refining and marketing oil and related products. See "Risk Factors" in the prospectus which will indicate, if applicable, the Trust's concentration in the petroleum industry. According to the U.S. Department of Commerce, the factors which will most likely shape the industry include the price and availability of oil from the Middle East, changes in United States environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The likely restoration of a large portion of Kuwait and Iraq's production and export capacity over the next few years could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad, could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers significantly to affect production, the concomitant volatility of crude oil prices and increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in the Trusts.

Real Estate Companies. Certain Portfolios are considered to be concentrated in common stocks of companies engaged in real estate asset management, development, leasing, property sales and other related activities. See "Risk Factors" in the prospectus which will indicate, if applicable, a Trust's concentration in this industry. Investment in securities issued by these real estate companies should be made with an understanding of the many factors which may have an adverse impact on the credit quality of the particular company or industry. Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. REITs are differentiated by the types of real estate properties held and the actual geographic location of properties and fall into two major categories: equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests, while mortgage REITs concentrate on real estate financing, holding their assets primarily in mortgages secured by real estate. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and a Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in a Trust.

The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates. Equity REITs are less likely to be affected by interest rate fluctuations than mortgage REITs and the nature of the underlying assets of an equity REIT may be considered more tangible than that of a mortgage REIT. Equity REITs are more likely to be adversely affected by changes in the value of the underlying property it owns than mortgage REITs.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in a Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in a Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in a Trust.

Recently, in the wake of Chinese economic development and reform, certain Hong Kong real estate companies and other investors began purchasing and developing real estate in southern China, including Beijing, the Chinese capital. By 1992, however, southern China began to experience a rise in real estate prices, increases in construction costs and a tightening of credit markets. Any worsening of these conditions could affect the profitability and financial condition of Hong Kong real estate companies and could have a materially adverse effect on the value of a Global Target 15 Portfolio.

Retail Companies. Certain Portfolios are considered to be concentrated in common stocks of retail companies. See "Risk Factors" in the prospectus which will indicate, if applicable, a Trust's concentration in this industry. The profitability of companies engaged in the retail industry will be affected by various factors including the general state of the economy and consumer spending trends. Recently, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

Technology Companies. Certain Portfolios are considered to be concentrated in common stocks of technology companies. See "Risk
Factors" in the prospectus which will indicate, if applicable, a Trust's concentration in this industry.

Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies.

Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in a Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Portfolios

    Equity Securities Selected for The Dow (sm) Target 5 Portfolio


Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines; and provides various financial products and services.


E.I. du Pont de Nemours & Company, headquartered in Wilmington,
Delaware, explores for, develops and produces crude oil and natural gas; makes polymers, elastomers, finishes and performance films; makes specialty fibers and chemicals; produces agricultural products; and makes electronic materials and medical products. The company participates in five principal business segments-Petroleum Operations; Polymers; Fibers; Chemicals; and Diversified Businesses.

Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projectors, processing equipment, audiovisual equipment, copiers, microfilm products, applications software, printers and other equipment.

Goodyear Tire & Rubber Company, headquartered in Akron, Ohio, develops, makes and sells tires and related transportation products; participates in various crude oil transportation and gathering activities; and makes various industrial rubber and chemical products.

Philip Morris Companies, Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.

    Equity Securities Selected for The Dow (sm) Target 10 Portfolio


Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines; and provides various financial products and services.


Chevron Corporation, headquartered in San Francisco, California, is an international oil company with activities in the United States and abroad. The company is involved in worldwide, integrated petroleum operations which explore for, develop and produce petroleum liquids and natural gas, as well as transporting the products. The company is also involved in the mineral and chemical industries.

E.I. du Pont de Nemours & Company, headquartered in Wilmington,
Delaware, explores for, develops and produces crude oil and natural gas; makes polymers, elastomers, finishes and performance films; makes specialty fibers and chemicals; produces agricultural products; and makes electronic materials and medical products. The company participates in five principal business segments-Petroleum Operations; Polymers; Fibers; Chemicals; and Diversified Businesses.

Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projectors, processing equipment, audiovisual equipment, copiers, microfilm products, applications software, printers and other equipment.

Exxon Corporation, headquartered in Irving, Texas, is principally involved in the energy industry. The company explores for and produces crude oil and natural gas, manufactures petroleum products, explores for and mines coal and minerals and transports and sells crude oil, natural gas and petroleum products.

General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under the trademarks "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

Goodyear Tire & Rubber Company, headquartered in Akron, Ohio, develops, makes and sells tires and related transportation products; participates in various crude oil transportation and gathering activities; and makes various industrial rubber and chemical products.

Minnesota Mining & Manufacturing, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer and information-imaging products for distribution worldwide. The company's products include adhesives, abrasives, laser imagers and "Scotch" brand products.

J.P. Morgan & Company, Inc., headquartered in New York, New York, is a global investment banking firm that serves clients with complex needs through an integrated range of advisory, financing, trading, investment and related capabilities.

Philip Morris Companies, Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.

         Equity Securities Selected for the Target 25 Portfolio


American Greetings Corporation (Class A), headquartered in Cleveland, Ohio, designs, makes and sells everyday, seasonal and personalized greeting cards and other personal communications products such as gift wrap, paper party goods, stationery, non-prescription reading glasses, picture frames, giftware, candles and hair accessory items.


Ashland Inc., headquartered in Covington, Kentucky, refines petroleum products; gathers and transports crude oil and petroleum products; operates retail gasoline and merchandise stores under the "SuperAmerica," "Rich" and other brand names; operates quick-lube outlets under the "Valvoline" name; and distributes industrial chemicals.


ConAgra, Inc., headquartered in Omaha, Nebraska, produces shelf stable and frozen food products, processed meats, beef, pork, lamb, poultry and agricultural products and engages in grain processing and merchandising.



Conoco Inc. (Class A), headquartered in Houston, Texas, is an integrated, global energy company mainly engaged in the exploration, development, production and sale of crude oil, natural gas and natural gas liquids; the refining of crude oil and other feedstocks into petroleum products; and the transportation and distribution of petroleum products.


Cooper Industries, Inc., headquartered in Houston, Texas, manufactures, markets and sells electrical products, tools and hardware, and automotive parts. The company's products include compression equipment for oil and natural gas applications, rotary drilling equipment, mining and construction machinery, and electrical power transformers.

Dow Chemical Company, headquartered in Midland, Michigan, is a leading manufacturer and supplier of chemicals, plastic materials and agricultural products, and other specialized products and services marketed worldwide.

GenCorp Inc., headquartered in Fairlawn, Ohio, makes extruded and molded rubber products, vinyl-coated fabrics, vinyl woodgrain laminates, decorative wallcoverings, tennis balls and racquetballs, styrene and butadiene-based specialty lattices, plastic films, propulsion systems and defense electronics.


B.F. Goodrich Company, headquartered in Richfield, Ohio, provides aircraft systems and services and manufactures performance materials that are sold to customers worldwide and used in thousands of consumer and industrial products.


Harris Corporation, headquartered in Melbourne, Florida, through subsidiaries, researches, develops and produces high-technology systems for government and commercial organizations, makes data-sheet integrated circuits and discrete devices, and makes communications equipment. The company also sells office equipment and business communication products.

Harsco Corporation, headquartered in Camp Hill, Pennsylvania, provides industrial mill services, scaffolding and railway maintenance services; and makes railway maintenance, gas control and containment equipment. The company also produces industrial grating and bridge decking, pipe fittings, process equipment, slag abrasives and roofing granules.

Kellogg Company, headquartered in Battle Creek, Michigan, makes and markets ready-to-eat cereals under the "Kellogg's" name; and other convenience food products including toaster pastries, frozen waffles, bagels, marshmallow squares and cereal bars.

Louisiana-Pacific Corporation, headquartered in Portland, Oregon, makes lumber, pulp, structural and other panel products, hardwood veneers, and cellulose insulation through facilities throughout the United States, Canada and Ireland.


PPG Industries, Inc., headquartered in Pittsburgh, Pennsylvania, makes protective and decorative coatings, flat glass, fabricated glass products, continuous strand fiber glass, and industrial and specialty chemicals. Markets for the company's products include manufacturing, construction, automotive and chemical processing.


Phillips Petroleum Company, headquartered in Bartlesville, Oklahoma, with subsidiaries, refines, transports, and markets crude oil, natural gas liquids and petroleum products; provides feedstock for the production of petrochemicals; makes intermediate and finished chemical products; explores for and produces petroleum liquids; and acquires, gathers, and processes raw natural gas.

Rayonier Inc., headquartered in Stamford, Connecticut, trades, merchandises and makes logs, timber and wood products; and produces and sells high value-added specialty pulps.


Reynolds Metals Company, headquartered in Richmond, Virginia, refines bauxite into alumina; calcinates petroleum coke; produces prebaked carbon anodes; makes and distributes various finished aluminum products; and sells plastic bags and food wraps, and plastic lidding and container products.



Ryder System, Inc., headquartered in Miami, Florida, provides full service leasing and short-term rental of trucks, tractors and trailers; dedicated logistics services; public transit management and student transportation; and transportation by truck of automobiles and light trucks.


Snap-on Incorporated, headquartered in Kenosha, Wisconsin, develops, manufactures and distributes tool and equipment solutions worldwide. The company's products include hand and power tools, diagnostics and shop equipment, tool storage products, diagnostics software and other solutions for the automotive and industrial service industries.

Stanley Works, headquartered in New Britain, Connecticut, makes tools, hardware, residential door systems and home automation products for the consumer, industrial and professional markets.


TRW Inc., headquartered in Cleveland, Ohio, provides advanced technology products and services for the automotive (including occupant safety systems, automotive electronics and steering systems) and space, defense and information systems markets (including spacecraft, software, systems engineering and systems integration.)

Texaco Inc., headquartered in White Plains, New York, explores for, produces, transports, refines and markets crude oil, natural gas and petroleum products in the United States, Europe and elsewhere throughout the Eastern and Western Hemispheres.

Thomas & Betts Corporation, headquartered in Memphis, Tennessee, designs, makes and sells, on a global basis, electrical and electronic connectors and components, as well as other related products and accessories for construction and original equipment manufacturer markets. Products are sold worldwide through electrical, electronic and HVAC distributors, mass merchandisers, catalogs and home centers.


True North Communications Inc., headquartered in Chicago, Illinois, operates a global advertising and communications business and provides services to clients in promotion, public relations, public affairs, direct/database marketing, branding consultancy, graphic arts, sports marketing, directory advertising and healthcare and multicultural advertising.



USX-Marathon Group, headquartered in Pittsburgh, Pennsylvania, explores for, produces, refines, distributes and markets crude oil, natural gas and petroleum products.



Weyerhaeuser Company, headquartered in Tacoma, Washington, grows and harvests timber and makes, distributes and sells forest products. The company also builds and develops houses and apartments; develops commercial and residential lots; and provides a broad range of financial services.


      Equity Securities Selected for the Target Small-Cap Portfolio

Abacus Direct Corporation, headquartered in Westminster, Colorado, provides information products and marketing research services to the direct marketing industry, specifically the catalog industry.


Advantage Learning Systems, Inc., headquartered in Wisconsin Rapids, Wisconsin, provides learning information systems to kindergarten through senior high schools in the United States and Canada.


American Freightways Corporation, headquartered in Harrison, Arkansas, operates as a scheduled common and contract carrier transporting primarily less-than-truckload shipments of general commodities, serving the mid-Atlantic, midwestern, southeastern and southwestern states.

Ames Department Stores, Inc., headquartered in Rocky Hill, Connecticut, with subsidiaries, operates self-service discount department stores under the "Ames" name in states in the northeast, mid-Atlantic and midwest regions and District of Columbia.

Ardent Software, Inc., headquartered in Westborough, Massachusetts, designs, develops, markets, sells and supports software for developing, deploying, and maintaining business applications and data warehousing solutions.

E.W. Blanch Holdings, Inc., headquartered in Dallas, Texas, provides integrated risk management services, including reinsurance intermediary services, risk management consulting and administration services, and wholesale insurance services.


CONMED Corporation, headquartered in Utica, New York, provides advanced electrosurgical systems and electrocardiogram electrodes and accessories. The company also makes and markets surgical suction instruments, intravenous therapy accessories and wound care products.


CTS Corporation, headquartered in Elkhart, Indiana, designs, makes and sells a broad line of electronic components principally serving the electronic needs of original equipment manufacturers.


DII Group, Inc., headquartered in Longmont, Colorado, through subsidiaries, provides outsourcing technology solutions to the electronics industry, including design services, custom semiconductor production, printed circuit board fabrication, systems assembly and test services.


Dionex Corporation, headquartered in Sunnyvale, California, with subsidiaries, develops, makes, markets and services a range of chromatography systems, sample preparation devices and related products used by chemists to isolate and quantify the individual components of complex chemical mixtures in many major industrial, research and laboratory markets.


Elcor Corporation, headquartered in Dallas, Texas, makes premium laminated fiberglass asphalt residential roofing products;
remanufactures diesel engine cylinder liners; provides tin plating of pistons; and applies shielding to computer and electronic equipment.



Foodmaker, Inc., headquartered in San Diego, California, owns, operates and franchises "Jack In The Box" fast-food restaurants located primarily in the western United States.


Granite Construction Incorporated, headquartered in Watsonville,
California, provides heavy civil construction services throughout the

United States, primarily in the west, southwest and southeast. The company also owns and leases aggregate reserves and owns construction materials processing plants and a large heavy construction contractor equipment fleet.

Hooper Holmes, Inc., headquartered in Basking Ridge, New Jersey, provides medical and paramedical examinations for applicants seeking life and health insurance. The company also offers insurance inspection reports and attending physician statements.


IDEC Pharmaceuticals Corporation, headquartered in San Diego,
California, develops products for the long-term management of immune system cancers and autoimmune and inflammatory diseases.


InterVoice, Inc., headquartered in Dallas, Texas, develops, sells and services interactive voice response systems, which allow individuals to access a computer database using telephones, personal computers, credit card terminals or their voices.

Kronos Incorporated, headquartered in Waltham, Massachusetts, designs, develops, makes and markets time and attendance, workforce management and shop floor data collection systems, and application software that enhances productivity in the workplace.


Labor Ready, Inc., headquartered in Tacoma, Washington, provides temporary manual labor, specializing primarily in construction, light industry and small business markets in the United States and Canada.


MemberWorks Incorporated, headquartered in Stamford, Connecticut, designs and provides membership service programs which offer selected products and services from a variety of vendors intended to enhance the existing relationships between businesses and consumers.


Methode Electronics, Inc. (Class A), headquartered in Chicago, Illinois, with subsidiaries, makes electronic components and devices that connect, convey and control electrical energy, pulse and signal, including connectors, automotive components, interconnect devices, printed circuits and current carrying distribution systems.



Metro Networks, Inc., headquartered in Houston, Texas, provides traffic, local news, sports, weather and other information reporting services to the television and radio broadcast industries in over 80 markets nationally and services radio and television station affiliates in six countries.


Micromuse Inc., headquartered in San Francisco, California, develops, markets and supports a family of scaleable, highly configurable, rapidly deployable, software solutions for the effective monitoring and management of multiple elements underlying an enterprise's information technology infrastructure.

Monaco Coach Corporation, headquartered in Coburg, Oregon, makes a line of premium motor coaches, bus conversions and towable recreational vehicles designed to appeal to customers seeking superior driving performance and luxurious accommodations. Products are sold to independent dealers throughout the United States and Canada.


NVR, Inc., headquartered in McLean, Virginia, builds, sells and finances new single family homes, townhomes and condominium buildings in metropolitan areas in 10 states and Washington, D.C. The company also provides financial services, including mortgage banking operations in 15 states.



Penske Motorsports, Inc., headquartered in Detroit, Michigan, through subsidiaries, owns and operates four motorsport speedways in Michigan, California, North Carolina and Pennsylvania. The company also makes and markets related merchandise and distributes Goodyear brand racing tires.



Perclose, Inc., headquartered in Menlo Park, California, designs, develops, makes and markets minimally invasive medical devices that automate the delivery of needles and sutures for the surgical closure or connection of blood vessels.



Pervasive Software Inc., headquartered in Austin, Texas, provides embedded database software designed to enable the cost-effective development, deployment and support of low-maintenance, packaged client/server applications.



Pinnacle Systems, Inc., headquartered in Mountain View, California, designs, makes, markets and supports video post-production tools for high quality real time video processing, including the addition of special effects, graphics and titles to multiple streams of live or previously recorded video material.



Playboy Enterprises, Inc. (Class B), headquartered in Chicago, Illinois, publishes Playboy magazine; develops, produces and distributes programming for domestic pay television, international television and worldwide home video markets; and markets merchandise bearing the Playboy name and related trademarks.


Plexus Corporation, headquartered in Neenah, Wisconsin, through subsidiaries, offers contract development, design, manufacturing and test services mainly to original equipment manufacturers in the computer (mainly mainframes and peripherals), medical, industrial, telecommunications and transportation electronics industries.

Polycom, Inc., headquartered in San Jose, California, develops, makes and markets teleconferencing products that facilitate meetings at a distance. The company's products are distributed and serviced globally.

Profit Recovery Group International, Inc. (Class A), headquartered in Atlanta, Georgia, provides accounts payable and other audit recovery services to large retailers and other transaction-intensive companies.


Project Software & Development, Inc., headquartered in Bedford,
Massachusetts, develops, markets and supports applications software used by businesses, government agencies and other organizations to assist them in maintaining and developing high-value capital assets such as facilities, plants and production equipment.



ResMed Inc., headquartered in San Diego, California, makes and distributes medical equipment for the treatment of sleep disordered breathing related respiratory conditions. The company sells a comprehensive range of treatment and diagnostic devices.



Sawtek Inc., headquartered in Apopka, Florida, designs, makes and markets a broad range of electronic signal processing components based on surface acoustic wave technology used in digital wireless systems, digital microwave radios, wireless local area networks, cable television equipment and a variety of defense and satellite systems.



Tarrant Apparel Group, headquartered in Los Angeles, California, designs, merchandises, contracts for the manufacture of and sells casual, moderately priced apparel, mainly for women, under private label.



TriQuint Semiconductor, Inc., headquartered in Hillsboro, Oregon, develops, manufactures and markets a broad range of high-performance analog and mixed-signal integrated circuits for the wireless communications, telecommunications and computing markets.



Unitrode Corporation, headquartered in Merrimack, New Hampshire, makes and sells analog/linear and mixed-signal integrated circuits for power management and power control applications, conversion of digital signals to analog signals and vice versa, interface and communication between different pieces of electronic equipment, and switching power supplies.



Urban Outfitters, Inc., headquartered in Philadelphia, Pennsylvania, owns and operates retail stores in metropolitan areas throughout the United States which sell fashion apparel, accessories, and household and gift merchandise.



Zomax Incorporated, headquartered in Plymouth, Minnesota, provides high quality compact discs, cassettes, diskettes and related services such as packaging design, graphics design, printing, packaging, warehousing and shipping services.


      Equity Securities Selected for the Global Target 15 Portfolio

Dow Jones Industrial Average (SM)


Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines; and provides various financial products and services.


E.I. du Pont de Nemours & Company, headquartered in Wilmington,
Delaware, explores for, develops and produces crude oil and natural gas; makes polymers, elastomers, finishes and performance films; makes specialty fibers and chemicals; produces agricultural products; and makes electronic materials and medical products. The company participates in five principal business segments-Petroleum Operations; Polymers; Fibers; Chemicals; and Diversified Businesses.

Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projectors, processing equipment, audiovisual equipment, copiers, microfilm products, applications software, printers and other equipment.

Goodyear Tire & Rubber Company, headquartered in Akron, Ohio, develops, makes and sells tires and related transportation products; participates in various crude oil transportation and gathering activities; and makes various industrial rubber and chemical products.

Philip Morris Companies, Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.

Financial Times Industrial Ordinary Share Index

Blue Circle Industries Plc, through subsidiaries, makes and sells heavy building materials including cement, concrete and aggregates, and heating and bathroom products. The company also manages real estate and develops commercial and residential properties.

British Airways Plc operates international and domestic scheduled passenger airline services, as well as a worldwide air cargo business. The company is one of the largest airlines in the world.


EMI Group Plc is a music recording and retailing company that owns the "Capitol," "EMI" and "Virgin" record labels.


Marks & Spencer Plc retails consumer goods and food under the name "St. Michael." The company sells quality clothing through "Brooks Brothers" stores in the United States and Japan, sells food through its "Kings Super Markets" in the United States, and other merchandise through a chain of retail stores in Canada, Europe and Hong Kong. The company is also engaged in financial, unit trust, treasury and insurance businesses.

Tate & Lyle Plc is the holding company for an international group of companies which manufacture, refine, process, distribute and trade sweeteners, starches and their by-products. Products include white sugar, molasses and low calorie sweeteners. The company also manufactures and sells engineered sugar milling equipment and provides reinsurance services.

Hang Seng Index

Amoy Properties Ltd. is a property investment company. The company's principal activities are property investment and investment holding, and through its subsidiaries, property investment for rental income, car park management and property management.

Great Eagle Holdings Ltd. is an investment holding company with subsidiaries active in property development, investment and management; hotel and restaurant operations; provision of management and maintenance services; financing and insurance operations.

Henderson Investment Ltd. is an investment holding company. The principal activities of its subsidiaries are property development and investment, investment holding, retailing and the hotel business.


Hong Kong Telecommunications Ltd. provides telecommunications, computer, engineering and other services, primarily in Hong Kong.



Hysan Development Co. Ltd. is an investment holding company with subsidiaries in the field of property investment, property development and capital market investment. The company's profits mainly come from commercial rental income and luxury residential property located in Hong Kong.


     Equity Securities Selected for the European Target 20 Portfolio

ABN AMRO Holding NV, headquartered in Amsterdam, the Netherlands, provides full-service banking operations both in the Netherlands and worldwide.

Abbey National Plc, headquartered in London, England, offers personal banking services through its locations in the United Kingdom, France, Gibraltar, Italy, Spain and other countries worldwide.

BASF AG, headquartered in Ludwigshafen, Germany, is listed as a chemical producing group. Its main fields of business are health and nutrition, colorants and finishing products, chemicals, plastics and fibers, and oil and gas.

Bayer AG, headquartered in Leverkusen, Germany, manufactures industrial chemicals and polymers, as well as human and animal healthcare products, pharmaceuticals and agricultural crop protection agents. The company markets its products to the automotive, electronic, medical, construction, farming, textile, utility and printing industries worldwide.


British American Tobacco Plc, headquartered in London, England, is the holding company for a group of tobacco product manufacturers whose international brands include "State Express 555," "Lucky Strike," "Kent" and "Benson & Hedges."

CGU Plc, headquartered in London, England, is the holding company for Commercial Union Assurance Company Plc, an international life and property-casualty insurance operation. Through its subsidiary, the company transacts all classes of insurance and life assurance excluding industrial life. The company also does business in property investment and development, loans and mortgages.

Commerzbank AG, headquartered in Frankfurt, Germany, provides a wide range of banking services to private and business customers. The bank offers international commercial banking, export finance, corporate banking, treasury and foreign exchange, investment and loan management services.

DaimlerChrysler AG, headquartered in Stuttgart, Germany, designs, manufactures and markets automobiles and other vehicles worldwide. The company also provides electronics and telecommunications services as well as aerospace, defense and financial services.

Diageo Plc, headquartered in London, England, has operations in food, alcoholic beverages, fast food restaurants and property management. The company markets food products under the "Pillsbury," "Haagen Dazs," and "Green Giant" brand names; and liquor and beer products under the "Smirnoff," "J&B Rare," "Johnnie Walker," "Jose Cuervo," "Baileys," "Harp" and "Guinness Stout" names. The company also owns "Burger King" restaurants.

ENI SpA, headquartered in Rome, Italy, explores for, distributes, refines and markets petroleum products through its operations in 80 countries. The company also provides offshore oil and gas pipelaying services.

Electrabel SA, headquartered in Brussels, Belgium, is a private utility company active in two fields: electricity generation and transmission, and operation and management of networks for public-utility services including electricity, natural gas, cable television, steam and water. The company maintains partnerships with major industrial consumers and governments in Belgium and in other European countries.

HSBC Holdings Plc, headquartered in London, England, is the holding company for the HSBC Group. The group is an international banking and financial services organization with operations in the Asia-Pacific region, Europe, the Middle East and the Americas. Services provided include retail and corporate banking, trade, trustee, securities, custody, capital markets and treasury services, private and investment banking and insurance.


Halifax Plc, headquartered in Halifax, England, provides a full range of personal financial services throughout the United Kingdom.



Iberdrola SA, headquartered in Bilbao, Spain, produces, transmits and distributes electrical power within Spain and offers engineering, real estate and telecommunications services.


Marks & Spencer Plc, headquartered in London, England, retails consumer goods and food under the name "St. Michael." The company sells quality clothing through "Brooks Brothers" stores in the United States and Japan, sells food through its "Kings Super Markets" in the United States, and other merchandise through a chain of retail stores in Canada, Europe and Hong Kong. The company is also engaged in financial, unit trust, treasury and insurance businesses.

National Westminster Bank Plc, headquartered in London, England, provides worldwide corporate and investment banking, asset management and financial services to both domestic and international markets.

Repsol SA, headquartered in Madrid, Spain, through subsidiaries, explores for, develops and produces crude oil products and natural gas, transports petroleum products and liquefied petroleum gas (LPG) and refines petroleum. The company also produces a variety of petrochemicals and markets petroleum products, petroleum derivatives, LPG and natural gas.

Rio Tinto Plc, headquartered in London, England, is an international mining company with operations in Australia, Canada, Europe, New
Zealand, South Africa, South America and the United States.

Royal Dutch Petroleum Company, headquartered in The Hague, the
Netherlands, owns 60% of the Royal Dutch/Shell Group of companies. These companies are involved in all phases of the petroleum industry from exploration to financial processing and delivery.

San Paolo-IMI SpA, headquartered in Turin, Italy, operates as a commercial bank in Italy and abroad and is the holding company of a diversified financial group which includes municipal lender "Crediop."

       Equity Securities Selected for the S&P Target 10 Portfolio


Alcoa Inc., headquartered in Pittsburgh, Pennsylvania, makes primary aluminum and fabricated products for the transportation, construction, packaging and other markets.



Electronic Data Systems Corporation, headquartered in Plano, Texas, offers a full range of information technology services to enterprises, government entities and individuals worldwide. Services include management consulting, systems development, systems integration, systems management and process management.



FDX Corporation, headquartered in Memphis, Tennessee, provides a wide range of express services for the time-definite transportation of documents, packages and freight throughout the world using an extensive fleet of aircraft and vehicles and leading-edge information technologies.



Motorola, Inc., headquartered in Schaumburg, Illinois, designs, makes and sells, mainly under the "Motorola" brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems; semiconductors; and electronic equipment for military and aerospace use.


PECO Energy Company, headquartered in Philadelphia, Pennsylvania, supplies retail electricity and natural gas in southeastern Pennsylvania and, through pilot programs, natural gas service to areas in Maryland and New Jersey. The company also markets electricity wholesale on a national basis.

Solectron Corporation, headquartered in Milpitas, California, provides a complete range of advanced manufacturing services, including sophisticated electronic assembly and turnkey manufacturing management services to original equipment manufacturers in the electronics industry.

Staples, Inc., headquartered in Westborough, Massachusetts, operates office superstores throughout the United States and Canada which provide office supplies, business machines, computers and related products, office furniture and other business-related products.

Tricon Global Restaurants, Inc., headquartered in Louisville, Kentucky, operates quick service restaurants in 103 countries and territories, including "KFC," "Pizza Hut" and "Taco Bell" restaurants.

Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, is the largest retailer in the United States measured by total revenues. The company operates "Wal-Mart" retail discount department stores, "Wal-Mart Supercenters" and "Sam's" wholesale clubs in the United States, Brazil, Canada, China, Germany, Mexico and Puerto Rico.

Walgreen Co., headquartered in Deerfield, Illinois, operates a nationwide chain of retail "Walgreens" drugstores in 34 states and Puerto Rico. The company also operates two mail-order facilities.

      Equity Securities Selected for the Nasdaq Target 15 Portfolio

Adobe Systems Incorporated, headquartered in San Jose, California, develops, markets and supports computer software products and technologies that enable users to express and use information across all print and electronic media.

Altera Corporation, headquartered in San Jose, California, develops and markets CMOS (complementary metal oxide semiconductor) programmable logic integrated circuits and associated engineering development software and hardware.

Amgen Inc., headquartered in Thousand Oaks, California, a global biotechnology concern, develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.


Apple Computer, Inc., headquartered in Cupertino, California, designs, makes and markets microprocessor-based personal computers and related personal computing and communicating solutions for sale mainly to education, creative, home, business and government customers.


Biogen, Inc., headquartered in Cambridge, Massachusetts, develops and makes pharmaceuticals for human healthcare through genetic engineering. The company's primary focus is on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases, kidney diseases and certain viruses and cancers.


CMGI Inc., headquartered in Andover, Massachusetts, invests in and develops Internet companies and operates direct marketing companies and venture funds focused on the Internet.



CNET, Inc., headquartered in San Francisco, California, operates a media company integrating television programming with a network of channels on the World Wide Web. The company produces five television programs and operates an Internet network focused on computers and technologies.



Centocor, Inc., headquartered in Malvern, Pennsylvania, develops and commercializes monoclonal antibodies and DNA-based products to treat cardiovascular, infectious and autoimmune diseases and cancer.



Comverse Technology, Inc., headquartered in Woodbury, New York, makes and sells computer and telecommunications systems for multimedia communications and information processing applications. The company's products are used by telephone network operators, government agencies, call centers, financial institutions and other public and commercial organizations worldwide.


Electronics for Imaging, Inc., headquartered in San Mateo, California, designs and sells a range of color processing and printing solutions, including application and system software that facilitate color correction and device-independent color management, and color servers that enable short production run color printing in an office environment.

Linear Technology Corporation, headquartered in Milpitas, California, designs, makes and markets a broad line of standard high performance linear integrated circuits using silicon gate complementary metal-oxide semiconductor (CMOS), BiCMOS, and bipolar and complementary bipolar wafer process technologies.


Sanmina Corporation, headquartered in San Jose, California, makes complex printed circuit board assemblies, custom-designed backplane assemblies and subassemblies, multilayer printed circuit boards and custom cable and wire harness assemblies. The company also tests and assembles electronic sub-systems and systems.


Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.

Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.

Xilinx, Inc., headquartered in San Jose, California, designs, develops and sells complementary metal-oxide-silicon (CMOS) programmable logic devices and related design software, including field programmable gate arrays and erasable programmable logic devices.

We have obtained the foregoing company descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits

                               S-1
                           SIGNATURES

     The Registrant, FT 334, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; and FT 286 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 334, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on May 28, 1999.

                              FT 334

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                  Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Robert D. Van Kampen Director            )
                     of Nike Securities  )
                     Corporation, the    )   May 28, 1999
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
David J. Allen       Director of         )
                     Nike Securities     )  Robert M. Porcellino
                     Corporation, the    )   Attorney-in-Fact**
                     General Partner of  )
                     Nike Securities L.P.)


       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated May 28, 1999 in Amendment No. 2 to the Registration Statement (Form S-6) (File
No. 333-73343) and related Prospectus of FT 334.



                                               ERNST & YOUNG LLP


Chicago, Illinois
May 28, 1999


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for Series 334 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).


                               S-6